As filed with the Securities and Exchange Commission on June 5, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ALBANY INTERNATIONAL CORP.

(Exact name of Registrant as specified in its charter)

Delaware	14-0462060
(State of incorporation)	(I.R.S. Employer Identification Number)

1373 Broadway

Albany, New York 12204

(518) 445-2200

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Charles J. Silva, Jr., Esq.

Vice President, Secretary and General Counsel

Albany International Corp.

1373 Broadway

Albany, New York 12204

(518) 445-2277

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David I. Gottlieb, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act of 1933, check the following box.    ☒

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities pursuant to Rule 413(b) under the Securities Act of 1933, check the following box.    ☐

Calculation of Registration Fee

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
2.25% Convertible Senior Notes Due 2026	$180,000,000	100%	$180,000,000	$19,260
Class A Common Stock, $.01 par value per share	4,043,124(2)	—	—	(3)

(1) This estimate is made pursuant to Rule 457(a) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of determining the registration fee. The above calculation is based on a bona fide estimate of the maximum offering price.

(2) The number of shares of Class A common stock registered hereunder is based upon the number of shares of Class A common stock issuable upon conversion of the notes at the initial conversion rate, subject to adjustment, of 22.4618 shares of Class A common stock for each $1,000 principal amount of the notes. Pursuant to Rule 416 under the Securities Act, the number of shares of Class A common stock registered hereby shall include an indeterminate number of additional shares of Class A common stock that may be issuable as a result of antidilution adjustments. Any shares of Class A common stock issued upon conversion of the notes will be issued for no additional consideration.

(3) Pursuant to Rule 457(i), under the Securities Act there is no additional filing fee with respect to the shares of Class A common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

PROSPECTUS

$180,000,000

2.25% Convertible Senior Notes due 2026 and Class A Common Stock Issuable Upon Conversion of the Notes Interest payable March 15 and September 15

We issued the notes offered by this prospectus in a private placement in March 2006. This prospectus will be used by selling securityholders to resell their notes and the Class A common stock issuable upon conversion of their notes. We will not receive any proceeds from the sale of the notes or the shares of Class A common stock offered by the selling securityholders pursuant to this prospectus. The selling securityholders, and the maximum amount of securities that they may offer, are identified beginning on page 63 of this prospectus.

The notes bear interest at a rate of 2.25% per year until March 15, 2013 and at a rate of 3.25% per year thereafter. Interest is payable semiannually in arrears on March 15 and September 15 of each year, beginning September 15, 2006.

Holders may convert their notes at their option prior to the close of business on the business day immediately preceding February 15, 2013 only under the following circumstances: (1) during the five business-day period after any five consecutive trading-day period (the “measurement period”) in which the trading price per note for each day of that measurement period was less than 103% of the product of the last reported sale price of our Class A common stock and the conversion rate on each such day; or (2) upon the occurrence of specified corporate events. On or after February 15, 2013 until the close of business on the business day immediately preceding the maturity date, holders may convert their notes at any time, irrespective of the foregoing circumstances. Upon conversion, we will pay cash and shares of our Class A common stock, if any, based on a “daily conversion value” (as described herein) calculated on a proportionate basis for each day of the relevant twenty-five trading day cash settlement averaging period.

The initial conversion rate was 22.4618 shares of our Class A common stock per $1,000 principal amount of notes, equivalent to a conversion price of approximately $44.52 per share of Class A common stock. The conversion rate will be subject to adjustment in some events but will not be adjusted for accrued interest, including any additional interest. In addition, following certain corporate transactions that occur on or prior to March 15, 2013, we will increase the conversion rate for a holder that elects to convert its notes in connection with such a corporate transaction.

Prior to March 15, 2013, the notes will not be redeemable. On or after March 15, 2013, we may redeem for cash all or part of the notes at any time for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest, including any additional interest, to but excluding the redemption date. No sinking fund is provided for the notes.

On each of March 15, 2013 and March 15, 2021, holders may require us to purchase all or a portion of their notes at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest, including any additional interest, to but excluding the purchase date. If we undergo a fundamental change, as defined in this prospectus, holders may require us to purchase the notes at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, including any additional interest, to but excluding the purchase date. We will pay cash for all notes so purchased.

The notes rank equally with all our existing and future senior debt and senior to all our future subordinated debt, if any. In addition, the notes are structurally subordinated to the debt of our subsidiaries.

The notes are not listed on any securities exchange. Our Class A common stock is quoted on The New York Stock Exchange, Inc. under the symbol “AIN.” The last reported sale price of our Class A common stock on The New York Stock Exchange, Inc. on June 2, 2006 was $41.03 per share.

See “Risk factors” beginning on page 6 for a discussion of certain risks that you should consider in connection with an investment in the notes.

Neither the Securities and Exchange Commission, any state securities commission nor any other United States regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 5, 2006.

We have not authorized anyone to give any information or make any representation about the offering that is different from, or in addition to, that contained in this prospectus, the related registration statement or in any of the materials that we have incorporated by reference into this prospectus. Therefore, if anyone does give you information of this type, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. You should not assume that the information contained in the documents incorporated by reference in this prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

When we refer to “our company” and use words such as “we,” “our” and “us,” we are referring to Albany International Corp. and its subsidiaries as a whole, except where it is clear from the context that any of these terms refers only to Albany International Corp.

Market and industry data used to prepare information regarding our company included in, or incorporated by reference into, this prospectus was obtained from internal surveys, trade association reports, publicly available information and industry publications. While we believe these sources to be reliable, the accuracy and completeness of such information is not guaranteed and has not been independently verified, and neither we nor the initial purchasers make any representation as to the accuracy of such information.

i

Forward-looking statements

This prospectus and the documents incorporated or deemed to be incorporated by reference in this prospectus contain statements concerning our future results and performance and other matters that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The words “believe,” “expect,” “anticipate,” “intend,” “plan,” “project,” “may,” “will” and variations of such words or similar expressions are intended, but are not the exclusive means, to identify forward-looking statements. Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from the forward-looking statements, including, but not limited to:

• failure to remain competitive in the industry in which our Paper Machine Clothing segment competes;

• failure to receive the benefits from our capital expenditures and investments;

• conditions in the industry in which our Paper Machine Clothing segment competes or in the papermaking industry in general, along with general risks associated with economic downturns; and

• other risks and uncertainties detailed from time to time in our filings with the SEC.

Further information concerning important factors that could cause actual events or results to be materially different from the forward-looking statements can be found in the “Risk factors” section of this prospectus. Although we believe the expectations reflected in our forward-looking statements are based upon reasonable assumptions, it is not possible to foresee or identify all factors that could have a material and negative impact on our future performance. The forward-looking statements included or incorporated by reference in this prospectus are made on the basis of management’s assumptions and analyses, as of the time the statements are made, in light of their experience and perception of historical conditions, expected future developments and other factors believed to be appropriate under the circumstances.

Except as otherwise required by the federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement contained or incorporated by reference in this prospectus to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ii

Prospectus summary

This summary highlights the information contained elsewhere or incorporated by reference in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read the entire prospectus and the documents incorporated by reference in this prospectus, including the section describing the risks of investing in the notes entitled “Risk factors” and our consolidated financial statements, including the accompanying notes, included elsewhere or incorporated by reference in this prospectus, before deciding to invest in the notes.

Our Company

We supply the worldwide pulp and paper industry, as well as other industries, with technologically sophisticated structured materials and related services. Founded in 1895, we are headquartered in Albany, New York and as of March 31, 2006, we had manufacturing operations in 14 countries worldwide and more than 6,000 employees.

We produce custom-designed engineered fabrics called paper machine clothing. These consumable fabrics are used on all paper machines to produce every grade of paper from lightweight tissue to heavyweight containerboard. Paper machine clothing fabrics, essential to the papermaking process, are manufactured from monofilament and synthetic fiber materials.

We have three operating segments:

• Paper Machine Clothing,

• Applied Technologies, and

• Albany Door Systems.

Our Paper Machine Clothing (formerly, Engineered Fabrics) segment consists of our paper machine clothing and process belt business and accounted for 74.9% and 73.2% of our consolidated net sales in 2005 and the first three months of 2006, respectively. Our Applied Technologies and Albany Door Systems segments provide strategic diversification and growth opportunities based on technologies complementary to our core competencies in our Paper Machine Clothing segment. Our Applied Technologies segment is comprised of a wide variety of products, including fabrics, wires and belting products for the nonwovens and pulp industries (Engineered Fabrics), specialty filtration products for wet and dry applications (Industrial Process Technologies), industrial insulation products (High Performance Materials), PrimaLoft® patented synthetic down for the home furnishings and outerwear markets, and engineered composites and structures for the aerospace industry. Our Albany Door Systems segment produces and services high-performance doors, which are primarily marketed to industrial and commercial enterprises requiring interior or external doors that involve either frequent openings or environmental contrasts between the two areas separated by the doors. In 2005, we generated $978.7 million in consolidated net sales, and $116.0 million in operating income. For the three months ended March 31, 2006, we generated $251.2 million in consolidated net sales, and $29.4 million in operating income.

Our headquarters are located at 1373 Broadway, Albany, New York 12204 and our general telephone number is (518) 445-2200. We maintain an Internet site at http://www.albint.com. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this prospectus.

The offering

The following summary contains basic information about the notes and is not a complete description of the offering. Thus, it does not contain all the information that is important to you. For a more detailed description of the notes you, should read the section titled “Description of notes.” For purposes of this summary and the “Description of notes,” references to “our company,” “we,” “us,” and “our” refer only to Albany International Corp. and do not include its subsidiaries.

Issuer	Albany International Corp., a Delaware corporation.

Securities	$180,000,000 principal amount of 2.25% Convertible Senior Notes due 2026.

Maturity	March 15, 2026, unless earlier converted, redeemed or repurchased.

Interest

The notes bear interest at a rate of 2.25% per year commencing March 13, 2006 until March 15, 2013 and 3.25% per year thereafter. Interest is payable semiannually in arrears on March 15 and September 15 of each year, beginning September 15, 2006.

Conversion rights

Holders may convert their notes prior to the close of business on the business day immediately preceding February 15, 2013, in multiples of $1,000 principal amount, at the option of the holder under the following circumstances:

• during the five business-day period immediately after any five consecutive trading-day period (the “measurement period”) in which the trading price per note for each day of such measurement period was less than 103% of the product of the last reported sale price of our Class A common stock and the conversion rate on each such day; or

• upon the occurrence of specified corporate transactions described under “Description of notes—Conversion rights.”

On or after February 15, 2013, holders may convert the notes, in multiples of $1,000 principal amount, at the option of the holder at any time on or prior to the close of business on the business day immediately preceding the maturity date, irrespective of the foregoing circumstances.

The initial conversion rate for the notes was 22.4618 shares per $1,000 principal amount of notes (equal to an initial conversion price of approximately $44.52 per share), subject to adjustment.

Upon conversion, we will, for all notes validly tendered for conversion, pay, on the third business day following the last day of the related cash settlement averaging period, cash and shares of our Class A common stock, if any, based on a daily conversion value (as described herein) calculated on a proportionate basis for each day of the relevant twenty-

five trading day cash settlement averaging period. See “Description of notes—Conversion rights—Payment upon conversion.”

In addition, following certain corporate transactions that occur on or prior to March 15, 2013, we will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate transaction in certain circumstances, as described under “Description of notes—Conversion rights—Conversion rate adjustments—Adjustment to shares delivered upon conversion upon certain fundamental changes.” However, in lieu of delivering additional shares of our Class A common stock in respect of such conversion obligation, we may in certain circumstances adjust the conversion rate and the related conversion obligation so that the notes are convertible into cash and shares of the acquiring or surviving company. See “Description of notes—Conversion rights—Conversion rate adjustments—Conversion after a public acquiror change of control.”

Upon conversion of a note, you will not receive any additional cash payment or additional shares representing accrued and unpaid interest, including additional interest, if any. Instead, interest will be deemed paid by the cash and shares of Class A common stock, if any, issued to you upon conversion.

Redemption at our option

Prior to March 15, 2013, the notes will not be redeemable. On or after March 15, 2013, we may redeem for cash all or part of the notes at any time for a price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest, including any additional interest, to but excluding the redemption date. See “Description of notes—Optional redemption.”

Purchase of notes by us at the option of the holder

On each of March 15, 2013 and March 15, 2021 you may require us to purchase all or a portion of your notes at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest, including any additional interest, to but excluding the purchase date. See “Description of notes—Purchase of notes by us at the option of the holder.”

Sinking fund	No sinking fund is provided for the notes.

Fundamental change

If we undergo a “fundamental change” (as defined under “Description of notes—Fundamental change permits holders to require us to purchase notes”), you will have the option to require us to purchase all or any portion of your notes. The fundamental change purchase price will be 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, including any additional interest, to but excluding the fundamental change purchase date. We will pay cash for all notes so purchased.

Ranking

The notes rank equally in right of payment with all our existing and future unsecured senior debt and are senior in right of payment to all our future subordinated debt, if any. The indenture does not limit the amount of debt that we or our subsidiaries may incur. The notes effectively rank junior to any of our secured indebtedness, to the extent of the value of the assets securing such indebtedness. The notes are structurally junior to all liabilities of our subsidiaries.

Use of proceeds	We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the shares of Class A common stock issuable upon conversion of the notes.

Book-entry form

The notes were issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in the name of a nominee of DTC. Beneficial interests in any of the notes are shown on, and transfers will be effected only through, records maintained by DTC or its nominee, and any such interest may not be exchanged for certificated notes, except in limited circumstances.

Public market for the notes

The initial purchasers of the notes in the March 2006 private placement advised us that they intended to make a market in the notes. However, they were not and are not obligated to do so, and they may discontinue any market making with respect to the notes without notice.

Trading

The notes are not listed on any securities exchange or included in any automated quotation system. The notes issued in the private placement are eligible for trading in The PORTAL Market of the National Association of Securities Dealers, Inc. The notes sold using this prospectus, however, will no longer be eligible for trading in The PORTAL Market. We do not intend to list the notes on any other national securities exchange or automated quotation system. No assurance can be given as to the liquidity of or trading market for the notes. Our Class A common stock is quoted on The New York Stock Exchange under the symbol “AIN.”

Tax Consequences

For a discussion of the U.S. federal income tax treatment of the conversion as well as the purchase, ownership and disposition of the notes and our Class A common stock, see “Certain United States federal income tax considerations.”

Risk factors

Investment in the notes involves risk. You should carefully consider the information under the section titled “Risk factors” and all other information included in this prospectus and the documents incorporated by reference before investing in the notes.

Summary consolidated financial and operating data

The following summary historical financial information for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 was derived from, and should be read in conjunction with, the audited financial statements and selected financial information contained in our annual report on Form 10-K for the year ended December 31, 2005 and our Current Report on Form 8-K filed on May 31, 2006. The following summary historical financial information for the three months ended March 31, 2006 and 2005 was derived from, and should be read in conjunction with, the unaudited financial information contained in our quarterly report on Form 10-Q for the quarter ended March 31, 2006. See “Incorporation of certain documents by reference.”

	Three months ended March 31,		Year ended December 31,
	(unaudited)
(In thousands, except per share data)	2006	2005	2005	2004	2003	2002	2001
Summary of Operations
Net sales	$251,223	$241,064	$978,710	$919,802	$887,943	$832,499	$853,493
Cost of goods sold	147,247	142,729	586,700	557,742	526,757	492,217	514,098
Restructuring charges, net(a)	—	—	—	54,058	21,751	—	21,892
Operating income	29,414	29,794	115,999	40,504	85,614	102,088	84,112
Interest expense, net	1,879	3,689	10,583	14,636	15,074	17,536	28,916
Income before income taxes	26,626	24,787	100,763	12,329	69,878	79,549	52,363
Income taxes	7,988	6,048	29,420	2,450	15,720	25,041	19,374
Income before cumulative effect changes in accounting principles	18,815	18,909	71,852	10,385	54,055	54,778	33,331
Cumulative effect of changes in accounting principles, net of tax(b)(c)	—	—	—	—	—	(5,837)	(1,129)
Net income	18,815	18,909	71,852	10,385	54,055	48,941	32,202
Basic earnings per share	0.60	0.60	2.25	0.32	1.64	1.52	1.04
Diluted earnings per share	0.59	0.59	2.22	0.31	1.61	1.50	1.03
Dividends declared per share	0.09	0.08	0.34	0.30	0.25	0.205	0.05
Weighted average number of shares outstanding–basic	31,419	31,534	31,921	32,575	32,889	32,126	31,089

Capital expenditures	$19,764	$9,508	$43,293	$57,129	$51,849	$31,678	$25,831

Financial position
Cash and cash equivalents	$129,764	$65,883	$72,771	$58,982	$78,822	$18,799	$6,153
Cash surrender value of life insurance, net	38,632	35,383	37,778	34,583	32,399	29,282	1,862
Property, plant and equipment, net	352,287	361,767	335,446	378,170	370,280	346,073	339,102
Total assets	1,214,857	1,135,566	1,087,047	1,155,760	1,138,923	1,011,521	931,929
Current liabilities	206,416	181,477	175,123	209,218	178,511	186,494	186,072
Long-term debt	341,865	212,813	162,597	213,615	214,894	221,703	248,146
Total noncurrent liabilities	521,874	156,691	337,006	395,765	405,757	424,429	429,213
Total liabilities	728,290	585,341	512,129	604,983	584,268	610,923	615,285
Shareholders’ equity	486,567	550,225	574,918	550,777	554,655	400,598	316,644
(a)	In 2001, 2003 and 2004, we recorded restructuring charges related to cost reduction initiatives.

(b) In 2002, as a result of adopting the provisions of Financial Accounting Standard, or FAS, No. 142, Goodwill and Other Intangible Assets, we recorded a charge of $5,837,000 for the write-off of goodwill in our Applied Technologies segment, representing the cumulative effect of this change in accounting principle.

(c) In 2001, as a result of adopting the provisions of FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, we recorded a charge of $1,129,000 related to a lease with an embedded derivative, representing the cumulative effect of this change in accounting principle.

Risk factors

Our business, operations and financial condition are subject to various risks. Some of these risks are described below and in the documents incorporated by reference in this prospectus, and you should take these risks into account in evaluating us or any investment decision involving us or in deciding whether to participate in the purchase of the notes proposed in this prospectus. This section does not describe all risks applicable to us, our industry or our business, and it is intended only as a summary of certain material factors.

Risks relating to our business and industry

Failure to remain competitive in the industry in which our Paper Machine Clothing segment does business could adversely affect our business, financial condition and results of operations

The industry in which our Paper Machine Clothing segment does business is very competitive. Our Paper Machine Clothing segment, which accounted for 74.9%, 74.8% and 77.2% of our consolidated net sales in 2005, 2004 and 2003, respectively, and 73.2% of our consolidated net sales in the first three months of 2006, includes our paper machine clothing and process belts products. While some competitors in this industry tend to compete more on the basis of price, and others attempt to compete more on the basis of technology, both are significant competitive factors in this industry. Our strategy for addressing competition in this industry is to focus on continuous improvement in the technical performance of our products and services in order to deliver greater value to customers than our competitors. During the past three years, we have spent an average of 3% of our consolidated net sales on research and development, and we expect to spend similar amounts in future periods. Failure to maintain or increase the technical performance of our products in future periods, or to maintain or increase the overall product and service value delivered to customers, could have a material adverse effect on our business, financial condition and results of operations.

Consolidation in the industry in which our Paper Machine Clothing segment does business has changed the nature of competition in that segment, which could have a negative effect on our net sales and cash flows from operations

One of our competitors in the Paper Machine Clothing segment has the capability to make and sell paper machines and papermaking equipment as well as other engineered fabrics. While customers historically have viewed the purchase of paper machine clothing and the purchase of paper machines as separate purchasing decisions, the ability to coordinate research and development efforts, and to market machines and fabrics together could be perceived as providing a competitive advantage. This underscores the importance of our ability to maintain the technical competitiveness and value of our products, and a real or perceived failure to do so could have a material adverse effect on our business, financial condition and results of operations. Moreover, we cannot predict how the nature of competition in this segment may continue to evolve as a result of further consolidation among our competitors, or consolidation involving our competitors and other suppliers to our customers.

We may significantly increase capital expenditures and other expenses in future periods to support growth, and may not receive the benefit of any return on our investments

The past several years have seen the closure of paper mills in North America and elsewhere, while new papermaking capacity has been added in Asia and parts of Europe. During this same period,

we closed and consolidated manufacturing facilities in North America and Europe. We expect to continue to make investments in regions of the world, including Asia, where we anticipate growth. We had capital expenditures of $43.3 million, $57.1 million and $51.8 million in 2005, 2004 and 2003, respectively, and capital expenditures of $19.8 million in the first three months of 2006.

In January 2006, we announced a major strategic investment program for paper machine clothing growth. Approximately $150 million will be invested over the next four years in the construction of a new paper machine clothing manufacturing facility in China, in additional forming fabric capacity in Korea and Brazil, and in additional dryer fabric capacity in our existing plant in Panyu, China. The new facility in China will serve as the headquarters of our Pacific Business Corridor and will initially house world-class manufacturing operations for forming and press fabrics.

We currently expect that capital expenditures for ongoing operations will be approximately $50 million per year in 2006, 2007, and 2008. Additionally, we expect that approximately $40 million of the $150 million paper machine clothing investment program will be incurred in 2006. The balance of that investment will occur over the following three years, with the largest impact in 2007. We may also incur additional costs to support new hiring in key areas.

We may not be successful in achieving any of the benefits we hope to gain from these investments in our business. If we are not successful, it could have a negative impact on our growth strategy and our business, financial condition and results of operations.

We may conduct a greater part of our operations in emerging markets in the future, which could involve many uncertainties for our company in addition to the general risks we face doing business in those markets

As part of our growth strategy, we plan to continue to expand our operations, particularly in Asia. We also currently have manufacturing facilities in 14 countries; in 2005, 64.4% of our consolidated net sales were generated by our non-U.S. subsidiaries, and in the first three months of 2006, 63.8% of our consolidated net sales were generated by our non-U.S. subsidiaries. Operations outside of the U.S. are subject to a number of risks and uncertainties, including risks that:

•  governments may impose limitations on our ability to repatriate funds;

•  governments may impose withholding or other taxes on remittances and other payments to us, or the amount of any such taxes may increase;

•  an outbreak or escalation of any insurrection or armed conflict may occur;

•  governments may seek to nationalize our assets; or

•  governments may impose or increase investment barriers or other restrictions affecting our business.

In addition, emerging markets pose additional uncertainties, including the protection of our intellectual property, pressure on the pricing of our products and risks of political instability. The occurrence of any of these conditions could disrupt our business or prevent us from conducting business in particular countries or regions of the world. These risks could increase if we shifted more manufacturing capacity to emerging market economies, such as those in parts of Asia. If we are not successful in managing these risks, it could have a negative effect on our business, financial condition and results of operations.

We receive dividends and other payments or distributions from our non-U.S. operating subsidiaries. If governments were to impose or increase limitations on our ability to repatriate funds or impose or increase taxes on remittances or other payments to us, the amount of dividends and other distributions we receive from these subsidiaries could be reduced, which could reduce the amount of cash available to satisfy debt obligations and pay dividends.

We may incur substantially more debt, which could restrict our ability to pay dividends or make other distributions, among other restrictions

We may incur a substantial amount of additional indebtedness in the future. As of May 31, 2006, we had no borrowings under our $460 million credit facility. Under this facility, we must maintain a leverage ratio (as defined in the agreement) of not greater than 3.50 to 1.00, and an interest coverage ratio (as defined in the agreement) of at least 3.00 to 1.00. As of March 31, 2006, our leverage ratio was 1.28 to 1.00 and our interest coverage ratio was 15.56 to 1.00. We may not purchase our Class A common stock or pay dividends unless our leverage ratio remains at or below 2.50 to 1.00 and may not make acquisitions if our leverage ratio would exceed 3.00 to 1.00 after giving pro forma effect to the acquisition. Based on the maximum leverage ratio permitted under these facilities and our consolidated EBITDA (as defined in the agreement) as of March 31, 2006, we currently could incur an additional $388 million of indebtedness. Any additional indebtedness incurred by us could increase the risks associated with substantial leverage. These risks include limiting our ability to make acquisitions or capital expenditures to grow our business, limiting our ability to withstand business and economic downturns, limiting our ability to invest our operating cash flow in our business and limiting our ability to pay dividends. In addition, any such indebtedness could contain terms that are more restrictive than our current facilities.

The loss of a few major customers could have a material adverse effect on our business, financial condition and results of operations

While supply agreements with terms of more than a year are not uncommon in the industry in which our Paper Machine Clothing segment does business, they do not typically obligate the customer to purchase any products. Therefore, it is common for competitors in this industry to approach customers offering new products, lower prices, or both, in an attempt to displace the current supplier or suppliers. In addition, a production disruption at one of our customers in a particular country or region, due to work stoppages, lack of raw materials or other factors, could have a negative impact on net sales in our Paper Machine Clothing segment. While in 2005, no individual customer accounted for more than 10% of our consolidated net sales, the loss of a few major customers, or a substantial decrease in such customers’ purchases from our company, could have a material adverse effect on our business, financial condition and results of operations.

There can be no assurance that the growth in sales in our Applied Technologies segment will be continued

The Applied Technologies segment has experienced significant growth in net sales during the last two to three years, due to the introduction of new products and growth in demand and application of previously existing products. While we continue to make investments for acquisitions and capital investments to grow the Applied Technologies segment, there can be no assurance that the growth in sales enjoyed during the last two to three years will continue.

Sales in our Albany Door Systems segment depend on capital expenditures of its customers

The Albany Door Systems segment derives most of its revenue from the sale of high-performance doors, in particular, to customers in Europe. The purchase of these doors is normally a capital expenditure item for customers and, as such, market opportunities tend to fluctuate with industrial capital spending. If the weak economic conditions in Europe in recent years continue, our customers may reduce levels of capital expenditures, which could have a negative effect on sales in our Albany Door Systems segment. The large amount of revenue derived from sales and manufacturing outside the United States could cause the reported financial results for the Albany Door Systems segment to be more sensitive to changes in currency rates than the other segments of our Company.

We may experience supply constraints due to our reliance on a limited number of suppliers

We have relied on a number of suppliers to supply polymer monofilaments, key raw materials that we use in the manufacture of paper machine clothing. For our European production facilities, we purchase monofilament from third parties. For our North American and Asian production facilities, we currently produce a significant portion of our own monofilament needs. While we have always been able to meet our raw material needs in the past, the limited number of producers of polymer monofilaments creates the potential for disruption in supply. In addition, if our own monofilament production facility were to shut down or cease production for any reason, including due to natural disaster, labor problems or otherwise, there is no guarantee that we would be able to replace any shortfall. Lack of supply, delivery delays or quality problems relating to supplied raw materials could harm our production capacity and make it difficult for us to supply our customers with products on time, which could have a negative impact on our business, financial condition and results of operations.

We are exposed to the risk of increased costs because of higher petroleum and energy prices

Polymer monofilaments are petroleum-based. In recent years, petroleum and energy prices have increased significantly. This increase has led to a corresponding increase in our raw materials costs. Future increases or sustained high prices for petroleum could lead to additional increases in or sustained high levels of raw material costs, which could have a material adverse effect on our results of operations.

Fluctuations in currency exchange rates could adversely affect our business, financial condition and results of operations

We operate in many geographic regions of the world and more than half of our business is in countries outside the United States. A substantial portion of our sales is denominated in euros or other foreign currencies. As a result, changes in the relative values of U.S. dollars, euros and such other currencies impact reported net sales and operating income. If the value of the euro or other currencies were to decline relative to the U.S. dollar, our reported net sales and operating income could decline. In some locations, the profitability of transactions is affected by the fact that sales are denominated in a currency different from the currency in which the costs to manufacture and distribute the products are denominated. These sales are typically denominated in U.S. dollars while the manufacturing costs are based mainly on currencies that have in the past strengthened, and may in the future strengthen, against the U.S. dollar. While we may enter into foreign currency or other derivative contracts from time to time in order to mitigate volatility in our earnings that can be caused by changes in currency exchange rates, these mitigation measures may not be effective.

If we acquire other businesses, we may not be able successfully to integrate them into our operations and/or the expected benefits of such acquisitions may not be realized

Our growth strategy, particularly in our Applied Technologies segment, may involve the acquisition of one or more businesses. Any such acquisition could involve numerous risks, which may include:

•  difficulty in assimilating the operations, technologies, products and key employees of the acquired businesses;

•  our inability to maintain the existing customers of the acquired businesses or succeed in selling the products or services of the acquired businesses to our existing customers;

•  a diversion of management’s attention from other business concerns;

•  our entry into markets in which competitors have a better established market position than the businesses we acquire;

•  the incurrence of significant expenses in completing the acquisitions; and

•  the assumption of significant liabilities, some of which may be unknown at the time of the acquisitions.

Our inability to successfully execute any acquisitions or integrate acquired businesses could have an adverse effect on our business, financial condition and results of operations.

We have been named as defendant in suits relating to the actual or alleged exposure to asbestos-containing products

As of May 26, 2006, we and certain of our subsidiaries were defending against 20,099 asbestos-related claims in various courts in the United States. Our subsidiary, Brandon Drying Fabrics, Inc., is also a separate defendant with respect to 9,196 of these claims as of May 26, 2006. We anticipate that additional claims will be filed against our company and Brandon in the future but are unable to predict the number and timing of such future claims. While, based on information currently known to us, we do not currently anticipate any material adverse effect relating to the resolution of these asbestos claims in excess of currently existing insurance limits, litigation is inherently uncertain, particularly when the outcome is dependent primarily on determinations of factual matters to be made by juries. Numerous other defendants in asbestos cases, as well as others who claim to have knowledge and expertise on the subject, have found it difficult to anticipate the outcome of asbestos litigation, the volume of future asbestos claims and the anticipated settlement or judgment values of those claims.

Nevertheless, we have approximately $130 million in confirmed insurance coverage that should be available with respect to current and future asbestos claims, as well as additional insurance coverage that we should be able to access. Our insurance carrier paid 99% of our settlement costs to date and a comparable percentage of our legal costs under a standard reservation of rights.

There can be no assurance that current confirmed coverage will be sufficient for all claims to which we or Brandon may be subject or that our or Brandon’s insurance carriers will not in the future attempt to deny coverage for some or all pending and future asbestos claims. In such an event, we might be required to sue the carriers in order to establish coverage, and there can be no assurance that we would prevail in such a suit. In addition, with respect to those cases in which we have been named a successor-in-interest to Mt. Vernon Mills, Mt. Vernon has to date assumed the defense of these claims. In the future, Mt. Vernon Mills may decide to cease defending these claims or be financially unable to do so. For each of these reasons, there can be no assurance that asbestos litigation will not ultimately have an adverse impact on our business, financial condition or results of operations.

Legislation recently under consideration in the U.S. Senate regarding asbestos litigation could have a material adverse effect on our financial condition and results of operations

Legislation has been introduced in the United States Senate that is intended to address asbestos litigation by creating a privately funded trust to provide compensation to persons injured as the result of exposure to asbestos. The Fairness In Asbestos Injury Resolution Act Of 2006 (“Fair Act”) was introduced on May 25, 2006. If enacted into law, we would be required to make payments of up to $500,000 per year for up to 30 years to the privately funded, publicly administered trust fund. The payments would not be covered by any of our insurance policies. We cannot predict whether the Fair Act, or any asbestos legislation, will ultimately be enacted into law.

Conditions in the paper industry, in our industry, or in the economy in general may require us to reorganize our operations, which could require significant charges and could pose risks to our operations

During 2003 and 2004, we engaged in significant restructuring of the global operations of our Paper Machine Clothing segment, closing a number of manufacturing facilities in the United States and Europe. This restructuring was part of a continuing effort to match our manufacturing capacity to shifting global demand. This effort, combined with lesser restructuring initiatives relating to our other segments, resulted in a reduction of approximately 600 employees, as well as restructuring charges of $21.8 million in 2003 and $54.1 million in 2004. Future shifting of customer demand, the need to reduce costs to increase or even maintain profitability, or other factors could cause us to determine in the future that additional restructuring steps are required. We may also need to incur additional costs in the future if we need to add additional employees following any such restructuring.

Restructuring involves risks such as employee work stoppages, slowdowns or strikes, which can threaten uninterrupted production, maintenance of high product quality and the meeting of customers’ delivery deadlines. Increases in output in remaining manufacturing operations can likewise impose stress on these remaining facilities as they undertake the manufacture of a greater volume and, in some cases, a greater variety of products. Competitors can be quick to attempt to exploit these situations. Although we consider these risks, plan each step of the process carefully and work to reassure customers who could be affected by any such matters that their requirements will continue to be met, we could lose customers and associated revenues if we fail to plan properly or if the foregoing tactics are ineffective.

Failure to retain and recruit qualified technical personnel may hinder our growth

We compete for qualified personnel in the industry in which our Paper Machine Clothing segment does business and recruiting qualified personnel is difficult. Our continued success in developing technological improvements to the products of our Paper Machine Clothing segment and in seeking new applications for the technologies of our Paper Machine Clothing segment depends on our ability to recruit and retain highly skilled employees. If we are unable to attract and retain qualified technical personnel with adequate skills and expertise, our growth may be hindered and our development programs may be delayed or aborted.

Cyclicality in the paper industry causes price competition in that industry, which could have a negative impact on demand for our products

The worldwide pulp and paper industry tends to be cyclical, with periods of healthy paper prices followed by increases in new capacity, which then leads to price competition among our customers. Although sales of our products do not tend to be as cyclical, if paper companies respond to this competition by curtailing their production, it could have a negative impact on demand for the products of our Paper Machine Clothing segment.

There are a number of factors inhibiting growth in the industry in which our Paper Machine Clothing segment competes

While we are often able to charge higher prices for new and improved paper machine clothing, we may not always be able to do so. These increased prices may not always be sufficient to offset this reduced demand. After adjusting for currency translation effects, while net sales of our Paper Machine Clothing segment increased during 2005 and the first three months of 2006 relative to the first three months of 2005, such net sales declined during each of 2002, 2003 and 2004. The trend towards a decrease in the ratio of paper machine clothing consumed to paper produced may have been a significant contributor to this decline. If these trends were to continue, they could have a negative long-term impact on our business, financial condition and results of operations.

A fundamental change in the papermaking process could reduce demand for paper machine clothing

The basic papermaking process, while it has undergone dramatic increases in efficiency and speed, has always relied on paper machine clothing. In the event that a paper machine builder or other person were able to develop a commercially viable manner of paper manufacture that did not require paper machine clothing, sales of our products in this segment could be expected to decline significantly.

A substantial portion of our assets includes goodwill and an impairment in the value of our goodwill could adversely affect our assets and net income

As of March 31, 2006, goodwill represented 13.1% of our total assets. We review goodwill and other long-lived assets for impairment whenever events such as significant changes in the business climate, plant closures, changes in product offerings or other circumstances indicate that the carrying value may not be recoverable. We perform a test for goodwill impairment at least annually, in the second quarter of each year. If we are required to record an impairment charge, it will have the effect of decreasing our earnings (or increasing our losses), and our stock price may decline as a result.

Changes in assumptions used to estimate our pension and postretirement benefit costs and liabilities could adversely affect our liabilities and net income

We have pension and postretirement benefit costs and liabilities that are developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets, which are updated on an annual basis. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. Changes in the related pension and postretirement benefit costs or credits may occur in the future due to changes in the assumptions. The amount of annual pension plan funding and annual expense is subject to many variables, including the investment return on pension plan assets and interest rates. Weakness in investment returns and low interest rates could result in the need to make greater pension plan contributions in future years.

Risks relating to the notes

Although the notes are referred to as “senior notes,” the notes are effectively subordinated to the rights of our existing and future secured creditors and any liabilities of our subsidiaries

Holders of our present and future secured indebtedness will have claims that are senior to your claims as holders of the notes, to the extent of the value of the assets securing such other indebtedness. The notes will be effectively subordinated to existing secured financings and any other secured indebtedness incurred by us. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to those assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. In addition, the notes will be structurally junior to the liabilities of our subsidiaries. As of March 31, 2006, our subsidiaries had outstanding approximately $8.3 million of indebtedness and other obligations that would be effectively senior to the notes. These amounts do not include the guarantees provided by certain of our subsidiaries of indebtedness under our $460 million credit facility, none of which was outstanding as of May 31, 2006, and our $150 million credit facility, all of which was outstanding as of May 31, 2006. Such guarantees would be effectively senior to the notes.

A fundamental change and the provisions in the notes related to the occurrence of a fundamental change as well as the provisions related to your right to require us to purchase the notes on specified purchase dates may adversely affect us or the notes

If a fundamental change event occurs, or if you elect to require us to purchase the notes on the specified purchase dates, we cannot assure you that we will have enough funds to purchase all the notes. If you or other investors in our notes exercise the purchase right following a fundamental change or on the specified purchase dates, it may cause a default under our then outstanding indebtedness, which may prevent us from purchasing your notes. Furthermore, the fundamental change provisions, including the provision requiring an increase to the conversion rate for conversions in connection with a fundamental change, may in certain circumstances make more difficult or discourage a takeover of our company and the removal of incumbent management.

The conditional conversion feature of the notes could result in your receiving less than the value of the cash and Class A common stock into which a note would otherwise be convertible

Prior to the close of business on the business day immediately preceding February 15, 2013, the notes are convertible into cash and shares of our Class A common stock, if any, only if specified conditions are met. If the specified conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the cash and Class A common stock, if any, into which the notes would otherwise be convertible.

Upon conversion of the notes, we will pay only cash in settlement of the principal amount or conversion value thereof and we will settle any amounts in excess of principal in shares of our Class A common stock

The notes will be net share settled, which means that we will satisfy our conversion obligation to holders by paying only cash in settlement of the lesser of the principal amount and the conversion value of the notes and by delivering shares of our Class A common stock in settlement of the portion of the conversion obligation (if any) in excess of the principal amount of the notes. Accordingly, upon conversion of a note, holders might not receive any shares of our Class A common stock. In addition, any settlement of a conversion of notes (other than with respect to a conversion of notes following our issuance of a notice of redemption, settlement of which will occur on the applicable redemption date) will occur on the third business day immediately following the 27th trading day after our receipt of the holder’s conversion notice. Accordingly, you may receive less value than expected because the value of our Class A common stock may decline (or fail to appreciate as much as you may expect) between the day that you exercise your conversion right and the day on which we settle our conversion obligation.

In the event of a default, we may have insufficient funds to make any payments due on the notes

Our failure to convert the notes into cash or a combination of cash and Class A common stock upon exercise of a holder’s conversion right in accordance with the provisions of the indenture would constitute a default under the indenture. In addition, a default under the indenture could lead to a default under existing and future agreements governing our indebtedness. If, due to a default, the repayment of related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness and the notes.

An active trading market for the notes may not develop

We cannot assure you that an active trading market for the notes will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their notes or the price at which holders of the notes will be able to sell their notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, the market for similar securities, the price of our Class A common stock, our performance and other factors.

If the market price of our Class A common stock decreases, the market price of the notes may similarly decrease

We expect that the market price of the notes will be significantly affected by the market price of our Class A common stock. This may result in greater volatility in the market price of the notes than would be expected for debt securities. The market price of our Class A common stock will likely continue to fluctuate in response to factors including the factors discussed elsewhere in this section of the prospectus and the section entitled “Forward-looking statements,” many of which are beyond our control. For instance, the price of our Class A common stock could be affected by possible sales of our Class A common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our Class A common stock. The hedging or arbitrage could, in turn, affect the trading price of the notes.

Conversion of the notes will dilute the ownership interest of existing stockholders, including holders who have previously converted their notes

The conversion of some or all of the notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the Class A common stock issuable upon such conversion could adversely affect prevailing market prices of our Class A common stock. In addition, the anticipated conversion of the notes into shares of our Class A common stock could depress the price of our Class A common stock.

The notes are not protected by restrictive covenants

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change involving us, except to the extent described under “Description of notes—Fundamental change permits holders to require us to purchase notes,” “Description of notes—Conversion rights—Conversion rate adjustments—Adjustment to shares delivered upon conversion upon certain fundamental changes” and “Description of notes—Conversion rights—Conversion rate adjustments—Conversion after a public acquiror change of control.”

The adjustment to the conversion rate for notes converted in connection with a specified corporate transaction may not adequately compensate you for any lost value of your notes as a result of such transaction

If a specified corporate transaction occurs prior to March 15, 2013, under certain circumstances, we will increase the conversion rate by a number of additional shares of our Class A common stock for notes converted in connection with such specified corporate transaction. The increase in the conversion rate will be determined based on the date on which the specified corporate transaction becomes effective and the price paid per share of our Class A common stock in such transaction, as described below under “Description of notes—Conversion rights—Conversion rate adjustments.” The adjustment to the conversion rate for notes converted in connection with a specified corporate transaction may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, if the price of our Class A common stock in the transaction is greater than $118.00 per share or less than $37.10 per share (in each case, subject to adjustment), no adjustment will be made to the conversion rate. Moreover, in no event will the total number of shares of Class A common stock issuable upon conversion as a result of this adjustment exceed 26.9541 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of notes—Conversion rights—Conversion rate adjustments.” In addition, you will not be entitled to an increased conversion rate if we elect, in the case of a “public acquiror change of control,” to change the conversion right in lieu of increasing the conversion rate. Our obligation to increase the conversion rate in connection with a specified corporate transaction could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

If you hold notes, you will not be entitled to any rights with respect to our Class A common stock, but you will be subject to all changes made with respect to our Class A common stock

If you hold notes, you will not be entitled to any rights with respect to our Class A common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our Class A common stock), but you will be subject to all changes affecting the Class A common stock. You will have rights with respect to our Class A common stock only if and when we deliver shares of Class A common stock to you upon conversion of your notes and, to a limited extent, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of Class A common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers or rights of our Class A common stock.

The price of our Class A common stock historically has been volatile. This volatility may make it difficult for you to resell the notes or the Class A common stock into which the notes are convertible, and the sale of substantial amounts of our Class A common stock could adversely affect the price of our Class A common stock

The market price for our Class A common stock has varied between a high of $41.75 and a low of $30.26 per share from June 3, 2005 through June 2, 2006. This volatility may make it difficult for you to resell the notes or the Class A common stock into which the notes are convertible, and the sale of substantial amounts of our Class A common stock could adversely affect the price of our Class A common stock. Our stock price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the other factors discussed in this section of the prospectus and the section of the prospectus titled “Forward-looking statements.” In addition, our stock price is potentially subject to increased volatility as a result of the reduced public float due to the ownership of our stock by our controlling shareholder. See “Risks relating to our Class A common stock—The Standish family has a significant influence on our company and could take actions that may not be in the best interests of our other stockholders.”

In addition, the broader stock market has experienced significant price and volume fluctuations in recent years. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our Class A common stock. In addition, our announcements of our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us, our affiliates or our competitors could cause the market price of our Class A common stock to fluctuate substantially. The trading price of the notes is expected to be affected significantly by the price of our Class A common stock.

The conversion rate of the notes may not be adjusted for all dilutive events, which may adversely affect the trading price of the notes

The conversion rate of the notes is subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our Class A common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness, or assets, cash dividends and certain issuer tender or exchange offers as described under “Description of notes—Conversion rights—Conversion rate adjustments.” However, the conversion rate will not be adjusted for other events, such as certain exchange offers or an issuance of Class A common stock for cash, that may adversely affect the trading price of the notes or the Class A common stock. An event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to the conversion rate.

The notes will probably not be rated or may receive a lower rating than anticipated

We believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the trading price of the notes and our Class A common stock would be negatively affected.

You may be deemed to have received a taxable dividend without the receipt of any cash

If we pay a cash dividend on our Class A common stock, an adjustment to the conversion rate may result, and you may be deemed to have received a taxable dividend subject to United States federal income tax without the receipt of any cash. In addition, adjustments (or failures to make adjustments) that have the effect of increasing a holder’s proportionate share in our assets or earnings may, in some circumstances, result in a deemed distribution to such holder. For example, if the conversion rate is increased at our discretion or in certain other circumstances (including in connection with the payment of additional shares in connection with a make-whole fundamental change), such increase may result in a deemed payment of a taxable dividend to holders of the notes to the extent of our current and accumulated earnings and profits, notwithstanding the fact that the holders do not receive a cash payment. See “Certain United States federal income tax considerations—Consequences to U.S. holders—Constructive dividend.” If you are a non-U.S. holder (as defined in “Certain United States federal income tax considerations”), such deemed dividend may be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable treaty. See “Certain United States federal income tax considerations—Consequences to non-U.S. holders.”

The convertible note hedge and warrant option transactions may affect the value of the notes and our Class A common stock

We have entered into a convertible note hedge transaction with each of JPMorgan Chase Bank, N.A. and Bank of America, N.A. (each a “counterparty”). Separately, we also have entered into a warrant option transaction with the counterparties. The convertible note hedge transaction is expected to reduce the potential dilution upon conversion of the notes. These transactions were accounted for as an adjustment to our stockholders’ equity. In connection with hedging these transactions, the counterparties or their respective affiliates may enter into, or may unwind, various derivative transactions and/or purchase or sell our Class A common stock in secondary market transactions in connection with hedging activities relating to the convertible note hedge and warrant option transactions (including during any cash settlement averaging period related to a conversion of notes).

Such activities could have the effect of increasing, or preventing a decline in, the trading price of our Class A common stock. In particular, such hedging activities may occur during the cash settlement averaging period for a conversion of notes, which may have a negative effect on the value of the consideration received following the conversion of those notes. In addition, we intend to exercise options we hold under the convertible note hedge transaction whenever notes are converted. In order to unwind their hedge positions with respect to those exercised options, the counterparties or their respective affiliates expect to sell shares of our Class A common stock in secondary market transactions or unwind various derivative transactions with respect to our Class A common stock during the cash settlement averaging period for the converted notes.

We have also agreed, under certain circumstances, to indemnify the counterparties or any of their respective affiliates for losses incurred in connection with a potential unwinding of their hedge positions. The effect, if any, of any of these transactions and activities on the trading price of our Class A common stock or the notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of our Class A common stock and the value of the notes and, as a result, the number of shares and value of the Class A common stock you will receive upon conversion of the notes.

Risks relating to our Class A common stock

The Standish family has a significant influence on our company and could take actions that may not be in the best interests of our other stockholders

As of May 30, 2006, J. Spencer Standish and related persons had voting control over our company through beneficial ownership of 99.88% of our Class B common stock. Each share of Class B common stock is entitled to ten votes and is convertible at any time into shares of our Class A common stock on a one-for-one basis. As of May 30, 2006, J. Spencer Standish and related persons (including Christine L. Standish and John C. Standish, both directors of our company), and Thomas R. Beecher, Jr. (also a director of our company), as sole trustee of trusts for the benefit of descendants of J. Spencer Standish, held in the aggregate shares entitling them to cast approximately 55.0% of the combined votes entitled to be cast by all stockholders of our company.

The Standish family has significant influence over our management and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The Standish family stockholders currently have, in the aggregate, sufficient voting power to elect all of our directors and determine the outcome of any shareholder action requiring a majority vote. This concentration of power may have the effect of delaying or preventing a change in control or a merger, consolidation or other business combination at a premium price if these stockholders oppose it, even though it may be in the best interest of our other stockholders.

Anti-takeover provisions in our charter documents and Delaware law may inhibit beneficial changes of control

We are a Delaware corporation and the anti-takeover provisions of our certificate of incorporation and bylaws and Delaware law impose various impediments on the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. For example:

•  our board of directors has the power to issue shares of preferred stock and set the related terms without stockholder approval;

•  we are restricted in our ability to enter into business combinations with “interested stockholders”;

•  our stockholders may hold a special meeting only if our board of directors calls the meeting or if a majority of the votes entitled to be cast at a special meeting makes a written demand for the meeting; and

•  we require advanced notice for nominating candidates and for stockholder proposals.

These impediments exist independently of the Standish family’s ability to influence a change of control, as described above.

We can issue “blank check” preferred stock

We can issue preferred stock without approval of our Class A common stockholders, which could materially adversely affect the rights of Class A common stockholders. Our amended and restated certificate of incorporation authorizes us to issue “blank check” preferred stock, the designation, number, voting powers, preferences and rights of which may be fixed or altered from time to time by our board of directors. Accordingly, the board of directors has the authority, without stockholder approval, to issue preferred stock with rights that could materially adversely affect the voting power or other rights of the Class A common stockholders or the market value of the Class A common stock.

A sale of a substantial number of shares of our Class A common stock may cause the price of our Class A common stock and the notes to decline

If our stockholders sell substantial amounts of our Class A common stock in the public market, including shares issued upon the exercise of outstanding options, the market price of our Class A common stock could fall and, as a result, the market price of our notes would also likely decrease. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Use of proceeds

We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the shares of Class A common stock issuable upon conversion of the notes.

Price range of Class A common stock

Our Class A common stock is quoted on The New York Stock Exchange, Inc. under the symbol “AIN.” The following table sets forth, for the periods indicated, the range of high and low sale prices for our Class A common stock. On June 2, 2006, the last reported sale price for our Class A common stock was $41.03 per share.

	Class A common stock price
	Low	High
Year ended 2003
First Quarter	$20.30	$23.67
Second Quarter	22.00	27.76
Third Quarter	26.62	31.82
Fourth Quarter	29.46	34.20

Year ended 2004
First Quarter	26.40	35.00
Second Quarter	27.20	33.75
Third Quarter	28.65	33.60
Fourth Quarter	28.19	35.16

Year ended 2005
First Quarter	29.35	35.25
Second Quarter	29.80	33.29
Third Quarter	31.57	37.92
Fourth Quarter	35.75	40.39

Year ended 2006
First Quarter	33.68	38.94
Second Quarter (through June 2, 2006)	36.00	41.75

As of March 31, 2006, we had 536 stockholders of record of our Class A common stock. Approximately 99.6% of our outstanding shares of Class A common stock were registered in the name of DTC or its nominee, Cede & Co., which held these shares on behalf of several hundred brokerage firms, banks and other financial institutions.

Dividend history

Except for the period from August 1983 to September 1987 when we were a private company, we paid dividends in each year from 1926 to 1998 in cash and from late 1998 to 2000 in stock. On January 12, 2000, we distributed our final stock dividend and in November 2001, our board of directors reinstated a cash dividend for our Class A common stock. We intend to pay regular quarterly cash dividends in the future; however, we cannot assure you that any dividend will be declared, paid or increased in the future by our board of directors. Any decision to pay cash dividends on our Class A common stock in the future will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements and such other factors that our board of directors deems relevant. In addition, our ability to pay dividends may be limited by our $460 million revolving credit facility, see “Description of certain indebtedness.”

The following table sets forth dividends paid by our company per share of our Class A common stock in respect of the periods indicated(a):

	2006	2005				2004				2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Amount	$.09	$.09	$.09	$.08	$.08	$.08	$.08	$.07	$.07	$.07	$.07	$0.055	$0.055

(a) On May 11, 2006, we declared a dividend of $.10 in respect of the second quarter of 2006, payable on July 10, 2006 to shareholders of record on June 7, 2006.

Ratio of earnings to fixed charges

The following table presents our historical ratios of earnings to fixed charges for each of the years in the five-year period ended December 31, 2005 and the three month periods ended March 31, 2006 and 2005.

	Three months ended March 31,		Year ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Ratio of earnings to fixed charges (1)	9.3x	6.4x	7.6x	1.7x	4.3x	4.4x	2.5x

(1) This ratio is computed by dividing the earnings by the total fixed charges for the applicable period. Earnings is defined as pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges, amortization of capitalized interest, distributed income of equity investees and pretax losses of equity investees for which charges arising from guarantees are included in fixed charges, less capitalized interest, preference security dividend requirements of consolidated subsidiaries and minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges include total interest charges (including capitalized interest), amortized premiums, discounts, capitalized expenses related to indebtedness charges arising from guarantees of equity investees, an estimate of the interest within rental expense and preference security divided requirements of consolidated subsidiaries.

Description of certain indebtedness

$460 Million Credit Facility

On April 14, 2006, we entered into a new $460 million five-year revolving credit agreement, which is currently undrawn. The agreement replaced a similar $460 million revolving credit facility. Under the terms of the new agreement, commitment fees on the unused portion of the facility were reduced from 0.25 percent to 0.09 percent and the term was extended from 2009 to 2011. The applicable interest rate for borrowings under the new agreement, as well as under the old agreement, is LIBOR plus a spread, based on our leverage ratio at the time of borrowing. Spreads under the new agreement are 15 to 50 basis points lower than under the old agreement. The new agreement includes covenants similar to the old agreement, that, among other things, restrict our ability to incur debt above certain amounts, purchase Class A common stock, pay dividends, or acquire other companies or dispose of our assets. We are also required to maintain a leverage ratio of not greater than 3.50 to 1.00 and a minimum interest coverage of at least 3.00 to 1.00. As of March 31, 2006, our leverage ratio under the agreement was 1.28 to 1.00 and the interest coverage ratio was 15.56 to 1.00. We may purchase our Class A common stock or pay dividends to the extent its leverage ratio remains at or below 2.50 to 1.00, and may make acquisitions provided its leverage ratio would not exceed 3.00 to 1.00 after giving pro forma effect to the acquisition. Our material U.S. and foreign subsidiaries have guaranteed our obligations under this revolving credit facility. Our ability to borrow additional amounts under the credit agreement is conditional upon the absence of any defaults as well as the absence of any material adverse change.

$150 Million Credit Facility

On October 25, 2005, we closed on a $150 million borrowing from Prudential Capital Group. The principal will be due in three installments of $50 million each at the end of years 8, 10 and 12 for an average life of 10 years, and the interest rate is fixed at 5.34%. The financing was arranged directly between our company and Prudential Capital Group. The covenants under this borrowing are effectively the same as under our $460 million credit facility. Proceeds from the borrowing were used to pay down all $127 million of floating-rate indebtedness at the time outstanding under our old $460 million credit facility, replaced by the facility described above.

Accounts Receivable Program

We have a program whereby we may sell, without recourse, certain North American accounts receivable to a Qualified Special Purpose Entity (QSPE), as defined under Financial Accounting Standard, No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” (FAS No. 140). The QSPE is a wholly owned subsidiary of us and, in accordance with FAS No. 140, its financial statements are not consolidated with our financial statements. The QSPE finances a portion of the accounts receivable purchased by selling an undivided ownership interest in the pool of purchased receivables to an unrelated third party for cash. The balance of the purchase price is financed by us, in exchange for a note receivable. In addition to financing a portion of the purchase price, we perform certain administration functions for the QSPE, including collecting the accounts receivable, in exchange for a fee. Eligible accounts receivable are sold at a discount to the QSPE on an ongoing basis at our discretion and the amount is subject to change. We do not retain an interest in the accounts receivable sold. The eligibility of accounts receivable is based on certain criteria agreed to by us and the unrelated third party. The discount rate is determined by the average time the accounts receivable are outstanding, current interest rates, and estimated credit losses. The amount of receivables sold as of March 31, 2006 was approximately $63.4 million. We received $43.0 million in cash and a note receivable that has a balance of $18.2 million in exchange for the accounts receivable sold. The discount is included in Other expense, net, and was $0.8 million and $0.9 million for the three months ended March 31, 2006 and 2005, respectively. The QSPE receives cash from an unrelated third party in exchange for an undivided ownership interest in the accounts receivable. As of March 31, 2006, the QSPE had assets of $19.0 million consisting primarily of the $63.4 million of accounts receivable sold to it by us, net of the $43.0 million interest sold to the unrelated third party, and an allowance for doubtful accounts. As of March 31, 2006, the liabilities of the QSPE were $18.2 million consisting principally of the note payable to us, and equity was $0.8 million. In the event that this receivables program were terminated, we would not be required to repay any amounts received, but would also not realize any cash proceeds from the collection of additional receivables sold under the program prior to termination. Accounts receivable in our consolidated balance sheet would increase as new sales were made, and, after the QSPE’s obligations to the third party were satisfied, the note receivable would decrease as sold receivables were collected.

Description of notes

We issued the notes under an indenture dated as of March 13, 2006 (the “indenture”) between us and JPMorgan Chase Bank, N.A., as trustee (the “trustee”). The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

You may request a copy of the indenture from us. See “Incorporation of certain documents by reference.”

The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes.

For purposes of this description, references to “our company,” “we,” “our” and “us” refer only to Albany International Corp. and not to its subsidiaries.

General

The notes

The notes:

•  are our general unsecured, senior obligations;

•  are limited to an aggregate principal amount of $180,000,000, except as set forth below under “—General terms”;

•  mature on March 15, 2026, unless earlier converted, redeemed or repurchased;

•  were issued in denominations of $1,000 and integral multiples of $1,000;

•  are represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form. See “Book-entry, settlement and clearance”;

•  rank equally in right of payment to our unsecured senior debt; and

•  are effectively subordinated to any of our secured debt and structurally subordinated to any liabilities of our subsidiaries.

Subject to fulfillment of certain conditions and during the periods described below, the notes may be converted at an initial conversion rate of 22.4618 shares of Class A common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $44.52 per share of Class A common stock). The conversion rate is subject to adjustment if certain events occur.

As described below under “Conversion rights—Payment upon conversion,” upon valid conversion of a note, we will settle such conversion in cash and shares of Class A common stock, if any, based upon a daily conversion value calculated on a proportionate basis for each day of the relevant twenty-five trading day cash settlement averaging period as described herein. You will not receive any separate cash payment for interest, including additional interest, if any, accrued and unpaid to the conversion date.

Payments on the notes; paying agent and registrar

We will pay principal of certificated notes at the office or agency designated by us in the Borough of Manhattan, The City of New York. We have initially designated the corporate trust office of JPMorgan Chase Bank, N.A. in New York, New York, as our paying agent and registrar and its agency in New York, New York, as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar. Interest (including additional interest, if any), on certificated notes will be payable (i) to holders having an aggregate principal amount of $1,000,000 or less, by check mailed to the holders of those notes and (ii) to holders having an aggregate principal amount of more than $1,000,000, either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.

We will pay principal of and interest (including any additional interest) on any note in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global note.

Transfer and exchange

A holder of notes may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of notes, but we may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture. We are not required to transfer or exchange any note selected for redemption or surrendered for conversion. Also, we are not required to register any transfer or exchange of any note for a period of 15 days before the mailing of a notice of redemption.

General terms

The notes are limited to $180,000,000 aggregate principal amount, except as set forth below. The notes were issued only in denominations of $1,000 and integral multiples of $1,000. We use the term “note” in this prospectus to refer to each $1,000 principal amount of notes. The notes will mature on March 15, 2026 unless earlier converted, redeemed or repurchased.

We may, without the consent of the holders, reopen the notes and issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount. We may also from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

The registered holder of a note will be treated as the owner of it for all purposes.

The indenture does not limit the amount of debt that we or our subsidiaries may issue in the future.

Other than restrictions described under “Fundamental change permits holders to require us to purchase notes” and “Consolidation, merger and sale of assets” below, and except for the provisions set forth under “Conversion rights—Conversion rate adjustments—Adjustment to shares delivered upon conversion upon certain fundamental changes” and “Conversion rights—Conversion rate adjustments—Conversion after a public acquiror change of control,” the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders.

Interest

The notes bear interest at a rate of 2.25% per year commencing March 13, 2006 until March 15, 2013 and 3.25% per year thereafter. Interest is payable semiannually in arrears on March 15 and September 15 of each year, beginning September 15, 2006.

Interest is paid to the person in whose name a note is registered at the close of business on March 1 or September 1, as the case may be (whether or not a business day), immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months. If any interest payment date falls on a date that is not a business day, such payment of interest (or principal in the case of the final maturity date) will be postponed until the next succeeding business day, and no interest or other amount will be paid as a result of any such postponement.

Ranking

The notes are our general unsecured obligations and rank senior in right of payment to all of our existing and future indebtedness that is expressly subordinated in right of payment to the notes. The notes rank equally in right of payment with all of our existing and future liabilities that are not so subordinated. The notes effectively rank junior to any of our secured indebtedness, to the extent of the assets securing such indebtedness, and are structurally subordinated to all liabilities of our subsidiaries. In the event of bankruptcy, liquidation, reorganization or other winding up of our company, our assets that secure secured indebtedness will be available to pay obligations on the notes only after all such secured indebtedness has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the notes then outstanding.

As of March 31, 2006, we had outstanding $161.9 million of indebtedness that would be pari passu with the notes. As of March 31, 2006, our subsidiaries had outstanding approximately $8.3 million of indebtedness and other obligations that would be effectively senior to the notes. This amount does not include the guarantees provided by certain of our subsidiaries of indebtedness under our $460 million credit facility, none of which was outstanding as of May 31, 2006, and our $150 million credit facility, all of which was outstanding as of May 31, 2006. Such guarantees would be effectively senior to the notes. We expect from time to time to incur additional indebtedness and other liabilities.

Conversion rights

General

Subject to the conditions described under the headings “—Conversion upon satisfaction of trading price condition,” or “—Conversion upon specified corporate transactions,” holders may convert each of their notes at an initial conversion rate of 22.4618 shares of Class A common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $44.52 per share of Class A common stock) at any time prior to the close of business on the business day immediately preceding February 15, 2013. On or after February 15, 2013, irrespective of the conditions described under the headings “—Conversion upon satisfaction of trading price condition” or “—Conversion upon specified corporate transactions,” holders may convert each of their notes at an initial conversion rate of 22.4618 shares of Class A common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $44.52 per share of Class A common stock) at any time prior to the close of business on the business day immediately preceding the maturity date. Upon conversion of a note, we will pay converting holders cash and shares of our Class A common stock, if any, based on a “daily conversion value” (as defined below) calculated on a proportionate basis for each of the twenty-five consecutive trading days of the “cash settlement averaging period” (as defined below), all as set forth below under “—Payment upon conversion.”

The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. The conversion price at any given time will be computed by dividing $1,000 by the applicable conversion rate at such time. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.

Upon conversion, you will not receive any separate cash payment for accrued and unpaid interest, including additional interest, if any. Our settlement of conversions as described below under “—Payment upon conversion” will be deemed to satisfy our obligation to pay:

•  the principal amount of the note; and

•  accrued and unpaid interest, including additional interest, if any, to, but not including, the conversion date.

As a result, accrued and unpaid interest, including additional interest, if any, to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a record date but prior to 9:00 a.m., New York City time, on the next interest payment date, holders of such notes at 5:00 p.m., New York City time, on the record date will receive the interest, including additional interest, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes surrendered for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest, including additional interest, if any, payable on the notes so surrendered; provided that no such payment need be made

•  if we have specified a redemption date that is after a record date and on or prior to the business day immediately following the next interest payment date;

•  if we have specified a fundamental change purchase date (as defined below) that is after a record date and on or prior to the corresponding interest payment date; or

•  to the extent of any overdue interest, if any overdue interest exists at the time of such surrender.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our Class A common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

Conversion upon satisfaction of trading price condition

Prior to the close of business on the business day immediately preceding February 15, 2013, a holder may surrender notes for conversion during the five business day period after any five consecutive trading day period (the “measurement period”) in which the “trading price” per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of such measurement period was less than 103% of the product of the last reported sale price of our Class A common stock and the applicable conversion rate.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $3.0 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $3.0 million principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 103% of the product of the “last reported sale price” of our Class A common stock and the applicable conversion rate.

In connection with any conversion upon satisfaction of the above trading pricing condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 103% of the product of the last reported sale price of our Class A common stock and the applicable conversion rate. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 103% of the product of the last reported sale price of our Class A common stock and the applicable conversion rate.

If the trading price condition has been met, we shall so notify holders of the notes. If, at any point after the trading price condition has been met, the trading price per $1,000 principal amount of notes is greater than 103% of the product of the last reported sale price of our Class A common stock and the applicable conversion rate, we shall so notify the holders of notes. In either case, we will promptly publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.

The “last reported sale price” of our Class A common stock on any date means, as determined by us, the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which our Class A common stock is listed for trading or quoted or, if our Class A common stock is not listed for trading or quoted on a U.S. national or regional securities exchange and the Nasdaq Market is not a U.S. national securities exchange, as reported by the Nasdaq Market. If our Class A common stock is not listed for trading on a U.S. national or regional securities exchange or reported by the Nasdaq Market on the relevant date, the “last reported sale price” will be the last quoted bid price for our Class A common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our Class A common stock is not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and ask prices for our Class A common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

A “trading day” means a day during which (i) trading in our Class A common stock generally occurs, (ii) there is no market disruption event (as defined below) and (iii) a last reported sale price for our Class A common stock (other than a last reported sale price as referred to in the last sentence of such definition) is available for such day.

“Market disruption event” means (i) a failure by the primary exchange or quotation system on which our Class A common stock trades or is quoted, as the case may be, to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m. on any trading day for our Class A common stock for an aggregate one half hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our Class A common stock or in any options, contracts or future contracts relating to our Class A common stock.

Conversion upon specified corporate transactions

Prior to the close of business on the business day immediately preceding February 15, 2013, if we elect to:

•  distribute to all or substantially all holders of our Class A common stock certain rights or warrants entitling them for a period expiring within 60 calendar days after the date of the distribution, to subscribe for or purchase shares of our Class A common stock at less than the last reported sale price of our Class A common stock on the trading day immediately preceding the declaration date for such distribution, or

•  distribute to all or substantially all holders of our Class A common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 15% of the last reported sale price of our Class A common stock on the trading day immediately preceding the declaration date for such distribution, we must notify the holders of the notes at least 35 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of (x) 5:00 p.m., New York City time, on the business day immediately prior to the ex-dividend date and (y) our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time.

In addition, in the event of a fundamental change, a holder may surrender notes for conversion at any time from and after the effective date of such fundamental change until the purchase date corresponding to such fundamental change. We must notify holders of the effective date of the fundamental change as promptly as practicable after the occurrence of such date, but in any event, within five business days of such effective date.

Conversion procedures

If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to interest payable on the next interest payment date and all transfer or similar taxes, if any.

If you hold a certificated note, to convert you must:

•  complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•  deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

•  if required, pay all transfer and similar taxes, if any;

•  if required, furnish appropriate endorsements and transfer documents; and

•  if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the “conversion date” under the indenture.

If a holder has already delivered a purchase notice as described under “Fundamental change permits holders to require us to purchase notes” or under “Purchase of notes by us at the option of the holder” with respect to a note, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

Payment upon conversion

We will settle all notes validly tendered for conversion in cash and shares of our Class A common stock, as applicable. Upon conversions of notes, we will deliver to holders in respect of each $1,000 principal amount of notes being converted a “settlement amount” equal to the sum of the daily settlement amounts (as defined below) for each of the twenty-five trading days during the cash settlement averaging period. We will deliver the settlement amount on the third business day immediately following the last day of the related cash settlement averaging period and such amount shall be payable in cash and shares of our Class A common stock, if any.

The “cash settlement averaging period” with respect to any note means the twenty-five consecutive trading days beginning on and including the second trading day after you deliver your conversion notice to the conversion agent, except that with respect to any notice of conversion received after the date of issuance of a notice of redemption as described under “—Optional redemption,” and prior to the applicable redemption date, the “cash settlement averaging period” means the twenty-five consecutive trading days beginning on and including the 28th scheduled trading day prior to such redemption date.

The “daily settlement amount,” for each of the twenty-five trading days during the cash settlement averaging period, shall consist of:

•  cash equal to the lesser of $40 and the daily conversion value relating to such day; and

•  to the extent such daily conversion value exceeds $40, a number of shares equal to (A) the difference between such daily conversion value and $40, divided by (B) the daily VWAP of our Class A common stock (or the consideration into which our Class A common stock has been converted in connection with certain corporate transactions) for such day.

The “daily conversion value” means, for each of the twenty-five consecutive trading days during the cash settlement averaging period, one twenty-fifth (1/25th) of the product of (1) the applicable conversion rate and (2) the daily VWAP of our Class A common stock (or the consideration into which our Class A common stock has been converted in connection with certain corporate transactions) on such day.

The “daily VWAP” for our Class A common stock means, for each of the twenty-five consecutive trading days during the cash settlement averaging period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “AIN <equity> AQR” in respect of the period from 9:30 a.m. to 4:00 p.m. (New York City time) on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our Class A common stock on such trading day as our board of directors determines in good faith using a volume-weighted method).

We will not issue fractional shares of our Class A common stock upon conversion of notes. Instead, we will pay cash in lieu of any fractional shares of our Class A common stock (based on the last reported sale price of the Class A common stock on the last trading day of the cash settlement averaging period).

Conversion rate adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate, as a result of holding the notes, in any of the transactions described below without having to convert their notes.

(1)  If we issue shares of our Class A common stock as a dividend or distribution on shares of our Class A common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR' = CR0 ×	OS'
OS0

where,

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such dividend or distribution, or the effective date of such share split or share combination, as the case may be;

CR1 = the conversion rate in effect immediately after such event;

OS0 = the number of shares of our Class A common stock outstanding immediately prior to the ex-dividend date for such dividend or distribution, or the effective date of such share split or share combination, as the case may be; and

OS1 = the number of shares of our Class A common stock to be outstanding immediately after such dividend, distribution, share split or share combination, as the case may be.

(2)  If we distribute to all or substantially all holders of our Class A common stock any rights or warrants entitling them for a period expiring within 60 calendar days after the date of the distribution to subscribe for or purchase shares of our Class A common stock, at a price per share less than the last reported sale price of our Class A common stock on the trading day immediately preceding the declaration date for such distribution, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration or are not distributed):

CR0 = CR0 ×	OS0 + X
OS0 + Y

where,

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such distribution;

CR1 = the conversion rate in effect immediately after the ex-dividend date for such distribution;

OS0 = the number of shares of our Class A common stock outstanding immediately prior to the ex-dividend date for such distribution;

X = the total number of shares of our Class A common stock issuable pursuant to such rights or warrants; and

Y = the number of shares of our Class A common stock equal to the aggregate price payable to exercise such rights or warrants divided by the average of the last reported sale prices of our Class A common stock over the ten consecutive trading-day period ending on the trading day immediately preceding the ex-dividend date for the distribution of such rights or warrants.

(3)  If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our Class A common stock, excluding:

•  dividends or distributions and rights or warrants referred to in clause (1) or (2) above;

•  dividends or distributions paid exclusively in cash; and

•  spin-offs to which the provisions set forth below in this paragraph (3) shall apply;

then the conversion rate will be adjusted based on the following formula:

CR' = CR0 ×	SP0
SP0 - FMV

where,

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such distribution;

CR1 = the conversion rate in effect immediately after the ex-dividend date for such distribution;

SP0 = the average of the last reported sale prices of our Class A common stock over the ten consecutive trading-day period ending on the trading day immediately preceding the ex-dividend date for such distribution; and

FMV = the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our Class A common stock on the ex-dividend date for such distribution.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our Class A common stock or shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate in effect immediately before 5:00 p.m., New York City time, on the tenth trading day immediately following, and including, the effective date of the spin-off will be increased based on the following formula:

CR0 = CR0 ×	FMV0 + MP0
MP0

where,

CR0 = the conversion rate in effect immediately prior to the tenth trading day immediately following, and including, the effective date of the spin-off;

CR1 = the conversion rate in effect immediately after the tenth trading day immediately following, and including, the effective date of the spin-off;

FMV0 = the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our Class A common stock applicable to one share of our Class A common stock over the first ten consecutive trading-day period after (and including) the effective date of the spin-off; and

MP0 = the average of the last reported sale prices of our Class A common stock over the first ten consecutive trading-day period after (and including) the effective date of the spin-off.

The adjustment to the conversion rate under the preceding paragraph will occur on the tenth trading day immediately following, and including, the effective date of the spin-off.

(4A) If any regular, quarterly cash dividend or distribution made to all or substantially all holders of our Class A common stock during any quarterly fiscal period does not equal $0.09 per share (the “Initial Dividend Threshold”), the conversion rate will be adjusted based on the following formulas:

(a) if the per share amount of such regular, quarterly cash dividend or distribution is greater than the Initial Dividend Threshold, the conversion rate will be adjusted based on the following formula:

CR' = CR0 ×	SP0
SP0 - C

where,

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such dividend or distribution;

CR1 = the conversion rate in effect immediately after the ex-dividend date for such dividend or distribution;

SP0 = the last reported sale price of our Class A common stock on the trading day immediately preceding the ex-dividend date for such dividend or distribution; and

C = the amount in cash per share we distribute to holders of our Class A common stock in excess of the Initial Dividend Threshold.

(b) if the per share amount of such regular, quarterly cash dividend or distribution is less than the Initial Dividend Threshold, the conversion rate will be adjusted based on the following formula:

CR' = CR0 ×	SP0
SP0 + C

where,

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such dividend or distribution;

CR1 = the conversion rate in effect immediately after the ex-dividend date for such dividend or distribution;

SP0 = the last reported sale price of our Class A common stock on the trading day immediately preceding the ex-dividend date for such dividend or distribution; and

C = the Initial Dividend Threshold minus the amount in cash per share we distribute to holders of our Class A common stock.

The Initial Dividend Threshold is subject to adjustment in a manner inversely proportional to adjustments to the conversion rate, provided that no adjustment will be made to the Initial Dividend Threshold for any adjustment made to the conversion rate under this clause (4A).

(4B) If we pay any cash dividend or distribution that is not a regular, quarterly cash dividend or distribution to all or substantially all holders of our Class A common stock, the conversion rate will be adjusted based on the following formula:

CR' = CR0 ×	SP0
SP0 - C

where,

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such dividend or distribution;

CR1 = the conversion rate in effect immediately after the ex-dividend date for such dividend or distribution;

SP0 = the last reported sale price of our Class A common stock on the trading day immediately preceding the ex-dividend date for such dividend or distribution; and

C = the amount in cash per share we distribute to holders of our Class A common stock.

(5) If we or any of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our Class A common stock that is subject to the tender offer rules, then, to the extent that the cash and value of any other consideration included in the payment per share of Class A common stock exceeds the last reported sale price of our Class A common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR' = CR0 ×	AC + (SP' × OS')
OS0 × SP'

where,

CR0 = the conversion rate in effect on the date such tender or exchange offer expires;

CR1 = the conversion rate in effect on the day next succeeding the date such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for shares purchased in such tender or exchange offer;

OS0 = the number of shares of our Class A common stock outstanding immediately prior to the date such tender or exchange offer expires;

OS1 = the number of shares of our Class A common stock outstanding immediately after the date such tender or exchange offer expires; and

SP1 = the average of the last reported sale prices of our Class A common stock over the ten consecutive trading-day period commencing on the trading day next succeeding the date such tender or exchange offer expires.

If the application of the formulas in the foregoing clauses (other than clause 4A(b)) would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made. In addition, in no event will we adjust the conversion rate to the extent that the adjustment would reduce the conversion price below the par value per share of our Class A common stock.

As used in this section, “ex-dividend date” means the first date on which the shares of our Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question.

Except as stated herein, we will not adjust the conversion rate for the issuance of shares of our Class A common stock or any securities convertible into or exchangeable for shares of our Class A common stock or the right to purchase shares of our Class A common stock or such convertible or exchangeable securities.

In the event of:

•    any reclassification of our Class A common stock;

•    a consolidation, merger or combination involving us; or

•    a sale or conveyance to another person of all or substantially all of our property and assets,

in which holders of our outstanding Class A common stock would be entitled to receive cash, securities or other property for their shares of Class A common stock, you will be entitled thereafter to convert your notes into (1) cash (up to the aggregate principal amount thereof) and (2) the same type (and in the same proportion) of consideration received by holders of our Class A common stock in these types of events, which we refer to as the “reference property,”

based on the daily conversion values of the reference property determined using the applicable conversion rate, as described under “—Payment upon conversion” above, except as provided below under “—Conversion after a public acquiror change of control.”

In the event holders of our Class A common stock have the opportunity to elect the form of consideration to be received in such transaction, we will make adequate provision whereby the holders of the notes shall have a reasonable opportunity to determine the form of consideration into which the notes shall be convertible from and after the effective date of such transaction, in each case, for purposes of all outstanding notes, treated as a single class.

We are permitted to increase the conversion rate of the notes by any amount for a period of at least twenty business days if our board of directors determines that such increase would be in our best interest. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our Class A common stock or rights to purchase shares of our Class A common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.

To the extent that we have a rights plan in effect upon conversion of the notes into Class A common stock, you will receive, in addition to the Class A common stock, the rights under the rights plan, unless prior to conversion, the rights have separated from the Class A common stock, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our Class A common stock, shares of our capital stock, evidences of indebtedness or other assets or property as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

The applicable conversion rate will not be adjusted:

•    upon the issuance of any shares of our Class A common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our Class A common stock under any plan;

•    upon the issuance of any shares of our Class A common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•    upon the issuance of any shares of our Class A common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•    for a change in the par value of the Class A common stock; or

•    for accrued and unpaid interest, including additional interest, if any.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1 % in the conversion rate. However, we will carry forward any adjustments that are less than 1 % of the conversion rate and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1%, within one year of the first such adjustment carried forward, upon redemption, upon a fundamental change or upon maturity. Except as described above in this section, we will not adjust the conversion rate.

A holder may, in some circumstances, and will in the event of a distribution of cash dividends to holders of our shares of Class A common stock greater than the Initial Dividend Threshold, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “Certain United States federal income tax considerations.”

Adjustment to shares delivered upon conversion upon certain fundamental changes

If you elect to convert your notes at any time during the period from (and including) the effective date of a “make-whole fundamental change” as defined below to (and including) the related fundamental change purchase date, the conversion rate will be increased by an additional number of shares of Class A common stock (the “additional shares”) as described below. If such make-whole fundamental change also constitutes a “public acquiror change of control,” then we may, in certain circumstances, elect to change the conversion right in the manner described under “—Conversion after a public acquiror change of control” in lieu of increasing the conversion rate as described in the preceding sentence.

A “make-whole fundamental change” means any transaction or event that constitutes a fundamental change pursuant to clause (1), (2), (3) or (4)(b) under the definition of fundamental change as described under “Fundamental change permits holders to require us to purchase notes” below, the effective date of which occurs on or prior to March 15, 2013.

The number of additional shares by which the conversion rate will be increased for conversions in connection with a make-whole fundamental change will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the price paid per share of our Class A common stock in the fundamental change (in the case of a make-whole fundamental change described in clause (2) of the definition of fundamental change), or in the case of all other make-whole fundamental changes, the average of the last reported sale prices of our Class A common stock over the five trading-day period ending on the trading day preceding the effective date of such other make-whole fundamental change (the “stock price”). If holders of our Class A common stock receive only cash in the case of a make whole fundamental change described in clause (2) of the definition of fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our Class A common stock over the five trading-day period ending on the trading day preceding the effective date of the make-whole fundamental change.

The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate in effect immediately prior to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate, as set forth under “—Conversion rate adjustments.”

The following table sets forth the hypothetical stock price and the number of additional shares to be received per $1,000 principal amount of notes:

	Stock price
Effective Date	$37.10	$48.00	$58.00	$68.00	$78.00	$88.00	$98.00	$108.00	$118.00
March 8, 2006	4.4923	2.2848	1.3491	0.8472	0.5538	0.3703	0.2494	0.1667	0.1089
March 15, 2007	4.4923	2.2453	1.2866	0.7877	0.5049	0.3324	0.2209	0.1457	0.0934
March 15, 2008	4.4923	2.1491	1.1833	0.7021	0.4403	0.2854	0.1872	0.1219	0.0769
March 15, 2009	4.4923	2.0283	1.0547	0.5994	0.3655	0.2332	0.1517	0.0981	0.0613
March 15, 2010	4.4923	1.8233	0.8681	0.4630	0.2729	0.1720	0.1115	0.0717	0.0441
March 15, 2011	4.4923	1.5258	0.6154	0.2970	0.1702	0.1086	0.0719	0.0466	0.0282
March 15, 2012	4.4923	1.0214	0.2826	0.1182	0.0723	0.0500	0.0344	0.0222	0.0125
March 15, 2013	4.4923	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case

•    If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•    If the stock price is greater than $118.00 per share (subject to adjustment), no additional shares will be issued upon conversion.

•    If the stock price is less than $37.10 per share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of shares of Class A common stock issuable upon conversion exceed 26.9541 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate, as set forth under “—Conversion rate adjustments.”

Our obligation to increase the conversion rate as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of economic remedies.

As described above under “—Conversion rate adjustments,” in the case of a make-whole fundamental change that is a fundamental change pursuant to clause (2) in the definition thereof, upon effectiveness of such make-whole fundamental change, the notes will be convertible into cash and reference property.

Conversion after a public acquiror change of control

Notwithstanding the foregoing, in the case of a make-whole fundamental change constituting a public acquiror change of control (as defined below), we may, in lieu of increasing the conversion rate by the number of additional shares as described in “—Adjustment to shares delivered upon conversion upon certain fundamental changes” above, elect to adjust the conversion rate and the related conversion obligation such that from and after the effective date of such public acquiror change of control, holders of the notes will be entitled to convert their notes (subject to the satisfaction of the conditions to conversion described under “—Conversion rights”) into cash and a number of shares of public acquiror common stock (as defined below), as provided above under “—Conversion rights,” determined by multiplying the conversion rate in effect immediately before the public acquiror change of control by a fraction:

•    the numerator of which will be (i) in the case of a share exchange, exchange offer, tender offer, consolidation, merger or binding share exchange pursuant to which our Class A common stock is converted into cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of our Class A common stock or (ii) in the case of any other public acquiror change of control, the average of the last reported sale prices of our Class A common stock for the five consecutive trading days prior to but excluding the effective date of such public acquiror change of control, and

•    the denominator of which will be the average of the last reported sale prices of the public acquiror common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquiror change of control.

A “public acquiror change of control” means a fundamental change described in clause (2) of the definition of fundamental change in which the acquiror has a class of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market (at a time when the Nasdaq National Market is not a U.S. national securities exchange) or that will be so traded or quoted when issued or exchanged in connection with such fundamental change (the “public acquiror common stock”). If an acquiror does not itself have a class of common stock satisfying the foregoing requirement, it will be deemed to have “public acquiror common stock” if it is “majority owned” by a corporation that has a class of common stock satisfying the foregoing requirement. In such case, all references to public acquiror common stock shall refer to such class of common stock. Majority owned for these purposes means having “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all shares of the respective entity’s capital stock that are entitled to vote generally in the election of directors.

Upon a public acquiror change of control, if we so elect, holders may convert their notes (subject to the satisfaction of the conditions to conversion described under “—Conversion rights” above) into cash and shares of public acquiror common stock at the adjusted conversion rate described in the second preceding paragraph but will not be entitled to receive additional shares upon conversion as described under “—Adjustment to shares delivered upon conversion upon certain fundamental changes” in connection with such public acquiror change of control. We are required to notify holders of our election in our notice to holders of such transaction. In addition, upon a public acquiror change of control, in lieu of converting notes, the holder may, subject to certain conditions, require us to purchase all or a portion of its notes as described below under “—Fundamental change permits holders to require us to purchase notes.”

Optional redemption

Prior to March 15, 2013, the notes will not be redeemable. On and after March 15, 2013, we may redeem for cash all or part of the notes at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest, including any additional interest, to but excluding the redemption date, upon not less than 45 nor more than 60 days’ notice before the redemption date by mail to the trustee, the paying agent and each holder of notes.

If we call any or all of the notes for redemption, holders may convert notes subject to redemption at any time prior to the close of business on the second business day prior to the redemption date.

If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, or on a pro rata basis or by another method the trustee considers fair and appropriate.

If the trustee selects a portion of your notes for partial redemption and you convert a portion of the same note, the converted portion will be deemed to be from the portion selected for redemption.

We will not redeem the notes on any date if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

No sinking fund is provided for the notes.

Purchase of notes by us at the option of the holder

As a holder, you have the right, at your option, to require us to purchase any or all of your notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on March 15, 2013 and March 15, 2021 (each, a “purchase date”). We will be required to purchase any outstanding notes for which a holder properly delivers a written purchase notice to the paying agent that is not withdrawn. This notice must be delivered during the period beginning at any time from the opening of business on the date that is twenty business days prior to the relevant purchase date until the close of business on the second business day prior to the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related notes. Also, our ability to satisfy our purchase obligations may be affected by the factors described in “Risk factors—Risks relating to the notes—A fundamental change and the provisions in the notes related to the occurrence of a fundamental change as well as the provisions related to your right to require us to purchase the notes on specified purchase dates may adversely affect us or the notes.”

The purchase price payable on March 15, 2013 and March 15, 2021 will be equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, including any additional interest, to but excluding such purchase date; provided, however, that, in each case, any such accrued and unpaid interest will be paid not to the holder submitting the note for purchase on the relevant purchase date but instead to the holder of record at the close of business on the record date corresponding to such purchase date. Any notes purchased by us will be paid for in cash.

On or before the 20th business day prior to each purchase date, we will provide to the trustee, the paying agent and all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

•    the last date on which a holder may exercise the purchase right;

•    the purchase price;

•    the name and address of the paying agent; and

•    the procedures that holders must follow to require us to purchase their notes.

We will promptly publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.

A notice electing to require us to purchase your notes must state:

•    if certificated notes have been issued, the certificate numbers of the notes, or if not certificated, your notice must comply with appropriate DTC procedures;

•    the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•    that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the second business day prior to the purchase date. The notice of withdrawal must state:

•    the principal amount of the withdrawn notes;

•    if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•    the principal amount, if any, which remains subject to the purchase notice.

In connection with any purchase offer, we will:

•    comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act, to the extent applicable;

•    file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•    otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes.

You must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. You will receive payment promptly following the later of the purchase date and the time of book-entry transfer or the delivery of the notes. If the paying agent holds money sufficient to pay the purchase price of the notes on the business day following the purchase date, then:

•    the notes will cease to be outstanding and interest, including any additional interest, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•    all other rights of the holder will terminate (other than the right to receive the purchase price and previously accrued and unpaid interest, including additional interest, if any, upon delivery or transfer of the notes).

No notes may be purchased by us at the option of holders on March 15, 2013 or March 15, 2021 if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

Fundamental change permits holders to require us to purchase notes

If a fundamental change (as defined below in this section) occurs at any time, you will have the right, at your option, to require us to purchase any or all of your notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on a date (the “fundamental change purchase date”) of our choosing that is not less than 20 or more than 35 business days after the date on which we notify holders of the occurrence of the effective date for such fundamental change. The price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, including any additional interest, to but excluding the fundamental change purchase date (unless the fundamental change purchase date is after a regular record date and on or prior to the interest payment date to which it relates, in which case interest accrued to the interest payment date will be paid to holders of the notes as of the preceding record date). Any notes purchased by us will be paid for in cash.

A “fundamental change” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than us, a Standish holder (as defined below), our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity;

(2) consummation of any share exchange, exchange offer, tender offer, consolidation, merger or binding share exchange of us pursuant to which our Class A common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than us or one of our subsidiaries; provided, however, that a transaction where the holders of more than 50% of all classes of our common equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee immediately after such event shall not be a fundamental change;

(3) our stockholders approve any plan or proposal for the liquidation or dissolution of our company;

(4)(a) our Class A common stock ceases to be listed on a national securities exchange or quoted on the Nasdaq National Market (at a time when the Nasdaq National Market is not a U.S. national securities exchange), other than in connection with a transaction or series of transactions described in clause (b) below; or

(b) our Class A common stock ceases to be listed on a national securities exchange or quoted on the Nasdaq National Market (at a time when the Nasdaq National Market is not a U.S. national securities exchange) in connection with any transaction or series of transactions in which one or more Standish holders acquires all or substantially all of the shares of our Class A common stock.

In the case of an event described in clause (2) above, a fundamental change will be deemed not to have occurred, however, if at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the fundamental change consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market (at a time when the Nasdaq National Market is not a U.S. national securities exchange) or that will be so traded or quoted when issued or exchanged in connection with a fundamental change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the notes become convertible into such publicly traded securities, excluding cash payments for fractional shares.

A “Standish holder” means:

(1) any of the five persons who were listed as “Reporting Persons” on the Schedule 13D/A (with respect to which we were the issuer) filed with the Securities and Exchange Commission on December 3, 2004, namely: J.S. Standish Company (a Delaware corporation), J. Spencer Standish, Thomas R. Beecher Jr. as sole trustee of trusts for the benefit of John C. Standish and Christine L. Standish, and of the Standish Delta Trust, John C. Standish or Christine L. Standish (all individuals);

(2) any of the trusts identified in Item 5 of such Schedule 13D/A as holding shares that are deemed for the purposes of such Schedule to be beneficially owned by such Reporting Persons; and

(3) any person to whom one of the five persons or trusts described above transfers any of his, her or its shares of Class B common stock, so long as such transfer is a “permitted transfer” as defined below.

For purposes of the definition of Standish holder, a “permitted transfer” means:

(1) a transfer of such shares by the holder thereof to another holder of Class B common stock;

(2) a transfer of such shares resulting from the death of the holder thereof to another holder of Class B common stock;

(3) if such shares are held by a trust, (i) a transfer pursuant to the terms of the governing trust instrument as in effect when the transferred shares were acquired by that trust or (ii) a transfer to another trust which was established by the same settlor or by a parent, grandparent or permitted beneficiary of said settlor and which has as its primary beneficiaries the settlor and/or one or more of the parents, grandparents or permitted beneficiaries of the settlor. For purposes hereof, “permitted beneficiary” shall mean, as to any natural person, such person’s spouse, such person’s issue, a spouse of such person’s issue, a whole or half brother or sister of such person and/or a cousin of such person; and “primary beneficiaries” shall mean beneficiaries of a trust, other than contingent remaindermen, who have, in the aggregate, a beneficial interest in at least 85% of the income and principal of the trust;

(4) a bona fide pledge of such shares, provided that any action by the pledgee (other than a person or entity described in clause (1) or (2) of the definition of “Standish holder” or a person or entity described in clause (1), (2), (3), (5), (6) or (7) of this definition) in the nature of a foreclosure or other transfer shall not constitute a “permitted transfer”;

(5) a transfer of such shares by a holder who is a natural person to a permitted beneficiary of such holder or to a trust which has as its primary beneficiaries such holder and/or one or more permitted beneficiaries of such holder or to a trust having one or more organizations described in Section 170(2) of the Internal Revenue Code of 1986 (or any successor provision thereto) as an income beneficiary for a fixed period of years and having as its other primary beneficiaries such holder and/or one or more permitted beneficiaries of such holder;

(6) a transfer of such shares by the holder thereof to a nominee for such holder; or by a nominee for a holder of such shares to such holder or to another nominee for such holder; or

(7) a transfer of such shares by the corporation which is the holder thereof to another corporation (i) which owns all of the capital stock of such holder or all of the capital stock of a corporation which owns all of the capital stock of such holder; (ii) all of the capital stock of which is owned by such holder or by a corporation all of the capital stock of which is owned by such holder; or (iii) all of the capital stock of which is owned by a corporation which owns all of the capital stock of such holder or all of the capital stock of a corporation which owns all of the capital stock of such holder.

As promptly as practicable after the occurrence of the effective date for a fundamental change (but in any event, within five business days of such effective date), we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of such effective date and of the resulting purchase right. Such notice shall state, among other things:

•    the events causing a fundamental change;

•    the effective date of the fundamental change;

•    the last date on which a holder may exercise the purchase right;

•    the fundamental change purchase price;

•    the fundamental change purchase date;

•    the name and address of the paying agent and the conversion agent, if applicable;

•    if applicable, the applicable conversion rate and any adjustments to the applicable conversion rate;

•    if applicable, that the notes with respect to which a fundamental change purchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change purchase notice in accordance with the terms of the indenture; and

•    the procedures that holders must follow to require us to purchase their notes.

We will promptly publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.

To exercise the purchase right, you must deliver, prior to the close of business on the second business day prior to the fundamental change purchase date, the notes to be purchased, duly endorsed for transfer, after delivering a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your purchase notice must state:

•    if certificated notes have been issued, the certificate numbers of the notes to be delivered for purchase, or if not certificated, your notice must comply with appropriate DTC procedures;

•    the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof; and

•    that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the second business day prior to the fundamental change purchase date. The notice of withdrawal must state:

•    the principal amount of the withdrawn notes;

•    if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•    the principal amount, if any, which remains subject to the purchase notice.

We will be required to purchase the notes on the fundamental change purchase date. You will receive payment of the fundamental change purchase price promptly following the later of the fundamental change purchase date and the time of book-entry transfer or the delivery of the notes. If the paying agent holds money sufficient to pay the fundamental change purchase price of the notes on the business day following the fundamental change purchase date, then:

•  the notes will cease to be outstanding and interest, including any additional interest, if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•  all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price and previously accrued and unpaid interest, including additional interest, if any, upon delivery or transfer of the notes).

The purchase rights of the holders could discourage a potential acquiror of us. The fundamental change purchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

In connection with any purchase offer, we will:

•  comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act, to the extent applicable;

•  file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•  otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes.

The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The definition of “fundamental change” includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change purchase price. See “Risk factors—Risks relating to the notes—A fundamental change and the provisions in the notes related to the occurrence of a fundamental change as well as the provisions related to your right to require us to purchase the notes on specified purchase dates may adversely affect us or the notes.” If we fail to purchase the notes when required following a fundamental change, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar change of control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on specific dates.

No notes may be purchased by us at the option of the holders upon a fundamental change if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

Consolidation, merger and sale of assets

The indenture provides that we shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, another person (if we are not the resulting, surviving or transferee person) unless (i) the resulting, surviving or transferee person is a business entity organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such person expressly assumes by supplemental indenture all our obligations under the notes, the indenture and, to the extent then still operative, the registration rights agreement; (ii) immediately after giving effect to such transaction, no default has occurred and is continuing under the indenture; and (iii) if such person is not a corporation, we have received an opinion of nationally recognized counsel experienced in such matters to the effect that investors in the notes will be subject to tax for U.S. federal income tax purposes with respect to their investment in the notes after such transaction in the same amount, at the same time and otherwise in the same manner as prior to such transaction. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee person (if not our company) shall succeed to, and may exercise every right and power of, our company under the indenture.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a fundamental change (as defined above) permitting each holder to require us to purchase the notes of such holder as described above.

Events of default

Each of the following is an event of default:

(1) default in any payment of interest, including any additional interest (as required by the registration rights agreement described in “Registration rights”) on any note when due and payable and the default continues for a period of 30 days;

(2) default in the payment of principal of any note when due and payable at its stated maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3) our failure to comply with our obligation to convert the notes into cash or a combination of cash and Class A common stock, as applicable, upon exercise of a holder’s conversion right and such failure continues for a period of five days;

(4) our failure to issue a fundamental change notice when due;

(5) our failure for 60 days after written notice from the trustee or the holders of at least 25% in principal amount of the notes then outstanding has been received to comply with any of our other agreements contained in the notes or the indenture;

(6) default by us or any of our subsidiaries in the payment of the principal or interest on any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any debt for money borrowed in excess of $25 million in the aggregate of us and/or any of our subsidiaries, whether such debt now exists or shall hereafter be created, resulting in such debt becoming or being declared due and payable, and such acceleration shall not have been rescinded or annulled within 30 days after written notice of such acceleration has been received by us or such subsidiary;

(7) a final judgment for the payment of $25 million or more rendered against us or any of our subsidiaries, which judgment is not fully covered by insurance or not discharged or stayed within 90 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished; or

(8) certain events of bankruptcy, insolvency or reorganization (the “bankruptcy provisions”) with respect to us or any of our subsidiaries that is a “significant subsidiary” (as defined in Regulation S-X under the Exchange Act) or any group of our subsidiaries that in the aggregate would constitute a “significant subsidiary.”

If an event of default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% in principal amount of the outstanding notes by notice to us and the trustee, may, and the trustee at the request of such holders shall, declare 100% of the principal of and accrued and unpaid interest, including additional interest, if any, on all the notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest, including any additional interest, will be due and payable immediately. However, upon an event of default arising out of the bankruptcy provisions, the aggregate principal amount and accrued and unpaid interest, including any additional interest, will be due and payable immediately.

The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal or interest, including any additional interest) and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than the nonpayment of the principal of and interest, including any additional interest, on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest, including any additional interest, when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an event of default is continuing;

(2) holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The indenture provides that in the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of or interest on any note, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year. We are also required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain defaults, their status and what action we are taking or propose to take in respect thereof.

Modification and amendment

Subject to certain exceptions, the indenture or the notes may be amended with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1) reduce the percentage in aggregate principal amount of notes whose holders must consent to an amendment of the indenture or to a waiver of any past default;

(2) reduce the rate of or extend the stated time for payment of interest, including any additional interest, on any note;

(3) reduce the principal, or extend the stated maturity, of any note;

(4) make any change that impairs or adversely affects the conversion rights of any notes;

(5) reduce the redemption price, the purchase price payable in connection with any purchase at the option of the holder or the fundamental change purchase price of any note or amend or modify in any manner adverse to the holders of notes our obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(6) make any note payable in a currency other than that stated in the note;

(7) impair the right of any holder to receive payment of principal of and interest, including any additional interest, on such holder’s notes on or after the due dates therefor (including, for the avoidance of doubt, on any date on which holders have the option to require us to purchase their notes) or to institute suit for the enforcement of any payment on or with respect to such holder’s notes; or

(8) make any change in the amendment provisions that require each holder’s consent or in the waiver provisions of the indenture.

Without the consent of any holder, we and the trustee may amend the indenture to:

(1) cure any ambiguity, defect, omission or inconsistency in the indenture;

(2) provide for the assumption by a successor corporation, partnership, trust or limited liability company of our obligations under the indenture as described above under the heading “—Consolidation, merger and sale of assets”;

(3) add guarantees with respect to the notes;

(4) secure the notes;

(5) add to our covenants for the benefit of the holders or surrender any right or power conferred upon us;

(6) make any change that does not adversely affect the rights of any holder; or

(7) comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Calculations in respect of notes

Except as otherwise provided above, we will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the last reported sale prices of our Class A common stock, accrued interest payable on the notes and the conversion rate of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Trustee

JPMorgan Chase Bank, N.A. is the trustee, security registrar, paying agent and conversion agent. JPMorgan Chase Bank, N.A. is an affiliate of J.P. Morgan Securities Inc., one of the initial purchasers.

Governing law

The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Registration rights

In connection with the private placement of the notes in March 2006, we entered into a registration rights agreement with the initial purchasers of the notes. Pursuant to the registration rights agreement we agreed to use our reasonable best efforts to keep the shelf registration statement, of which this prospectus is a part, effective until the earlier of (i) the second anniversary of the date of the original issuance of the notes and (ii) such time as all of the notes and the Class A common stock issuable upon conversion thereof cease to be outstanding or (A) have been sold or otherwise transferred pursuant to an effective registration statement, (B) have been sold pursuant to Rule 144 under circumstances in which any legend borne by the notes or Class A common stock relating to restrictions on transferability thereof is removed or (C) are eligible to be sold pursuant to Rule 144(k) or any successor provision (assuming such notes are not then owned, and were not previously owned, by an affiliate of ours).

We are permitted to suspend the effectiveness of the shelf registration statement or the use of the prospectus that is part of the shelf registration statement during specified periods (not to exceed 120 days in the aggregate in any 12 month period) in certain circumstances, including circumstances relating to pending corporate developments. We need not specify the nature of the event giving rise to a suspension in any notice to holders of the notes of the existence of a suspension.

The following requirements and restrictions generally apply to a holder selling the securities pursuant to the shelf registration statement:

•  the holder is required to be named as a selling securityholder in the related prospectus;

•  the holder is required to deliver a prospectus to purchasers;

•  the holder is subject to some of the civil liability provisions under the Securities Act in connection with any sales; and

•  the holder is bound by the provisions of the registration rights agreement which are applicable to the holder (including indemnification obligations).

Any sale of any notes or the Class A common stock issuable upon the conversion of the notes by any holder constitutes a representation and warranty by such holder that:

•  the information relating to such holder and its plan of distribution is as set forth in the prospectus that is part of the shelf registration statement delivered by such holder in connection with such disposition;

•  such prospectus does not as of the time of such sale contain any untrue statement of a material fact relating to or provided by such holder or its plan of distribution; and

•  such prospectus does not as of the time of such sale omit to state any material fact relating to or provided by such holder or its plan of distribution necessary to make the statements in such prospectus, in the light of the circumstances under which they were made, not misleading.

Pursuant to the provisions of the registration rights agreement, each holder will agree that such holder will not make any offer relating to the notes and the Class A common stock issuable upon the conversion of the notes that would constitute an “issuer free writing prospectus” (as defined in Rule 433 under the Securities Act) or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405 under the Securities Act) required to be filed by us with the SEC or retained by us under Rule 433 of the Securities Act, unless it has obtained prior written consent from us.

We agreed in the registration rights agreement to give notice to all holders of the filing and effectiveness of the shelf registration statement. Holders who wish to sell their notes are required to complete and deliver a notice and questionnaire to us prior to the effectiveness of the shelf registration statement so that the holder may be named as a selling securityholder in the related prospectus at the time of effectiveness. Upon receipt of the completed questionnaire, together with any other information as may be reasonably requested by us from a holder of notes following the effectiveness of the shelf registration statement, we will, as promptly as practicable but in any event within the later of (x) fifteen business days after the questionnaire is delivered or (y) if a questionnaire is delivered when the shelf registration has been suspended, the fifth business day after the suspension ends, file the amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit the holder to deliver the prospectus to purchasers of registrable securities; provided that in no event will we be required to make more than one such filing during any 15 business day period and, in addition, if the shelf registration statement is not an automatic shelf registration statement, we will not be required to make more than one such filing in any calendar quarter in the form of a post-effective amendment to the shelf registration statement.

Any holder that does not timely complete and deliver a questionnaire or provide any other information will not be named as a selling securityholder in this prospectus and therefore will not be permitted to sell any registrable securities pursuant to the shelf registration statement or be entitled to additional interest. In addition, any holder that does not timely complete and deliver a questionnaire will not be a beneficiary of our indemnification obligations described in the registration rights agreement.

The summary herein of provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is available upon request as described under “Incorporation of certain documents by reference.”

Book-entry, settlement and clearance

The global notes

Ownership of beneficial interests in a global note is limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. Under procedures established by DTC:

•    upon deposit of a global note with DTC’s custodian, DTC credits portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchaser; and

•    ownership of beneficial interests in a global note are shown on, and transfer of ownership of those interests are effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-entry procedures for the global notes

All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summary of those operations and procedures solely for the convenience of investors. The operations and procedures of DTC are controlled by that settlement system and may be changed at any time. We are not responsible for those operations or procedures.

DTC has advised us that it is:

•    a limited purpose trust company organized under the laws of the State of New York;

•    a “banking organization” within the meaning of the New York State Banking Law;

•    a member of the Federal Reserve System;

•    a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•    a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•    are not entitled to have notes represented by the global note registered in their names;

•    will not receive or be entitled to receive physical, certificated notes; and

•    are not considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal and interest (including any additional interest) with respect to the notes represented by a global note will be made by the trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note are governed by standing instructions and customary industry practice and are the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC are effected under DTC’s procedures and are settled in same-day funds.

Certificated notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•    DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•    DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•    we, at our option, notify the trustee that we elect to cause the issuance of certificated notes, subject to DTC’s procedures; or

•    certain other events provided in the indenture should occur.

Description of capital stock

Our certificate of incorporation authorizes us to issue up to 100,000,000 shares of Class A common stock, $0.001 par value per share, 25,000,000 shares of Class B common stock, $0.001 par value per share, and 2,000,000 shares of preferred stock, $5.00 par value per share. As of May 30, 2006, we had approximately 26,433,825 shares of Class A common stock outstanding, 3,236,098 shares of Class B common stock outstanding and no shares of preferred stock outstanding.

The following is a summary of certain rights and privileges of our capital stock. The following summary is not complete and may not contain all the information you should consider before investing in the notes. This description is subject to and qualified in its entirety by provisions of our certificate of incorporation as amended and our amended and restated bylaws, which are incorporated by reference into this prospectus, and by provisions of applicable Delaware law.

Voting

Each share of Class A common stock is entitled to one vote on all matters submitted to shareholders. Each share of Class B common stock is entitled to ten votes on all such matters. Except as described below and except as may be required by Delaware law, Class A common stock and Class B common stock vote together as a single class on all matters on which common stockholders are entitled to vote, including the election of directors. Except in the case of exercise of outstanding stock options, or a distribution of shares of Class B common stock to holders of Class B common stock that is accompanied by a proportionate distribution of shares of Class A common stock to holders of Class A common stock, the affirmative vote of a majority of the outstanding shares of Class B common stock, voting separately as a class, are necessary to approve any issuance or sale by us of Class B common stock, if any. Our Class A common stock and Class B common stock do not have cumulative voting rights.

As of May 30, 2006, J. Spencer Standish and related persons had voting control over our company through beneficial ownership of 99.88% of our Class B common stock. Each share of Class B common stock is entitled to ten votes and is convertible at any time into shares of our Class A common stock on a one-for-one basis. As of May 30, 2006, J. Spencer Standish and related persons (including Christine L. Standish and John C. Standish, both directors of our company), and Thomas R. Beecher, Jr. (also a director of our company), as sole trustee of trusts for the benefit of descendants of J. Spencer Standish, held in the aggregate shares entitling them to cast approximately 55.0% of the combined votes entitled to be cast by all stockholders of our company. See “Risk factors—Risks relating to our Class A common stock—The Standish family has a significant influence on our company and could take actions that may not be in the best interests of our other stockholders.”

Dividends

Holders of our Class A common stock receive such dividends in cash or property as may be declared by our board of directors from time to time. Dividend rights of holders of our Class A common stock and Class B common stock are equal in the case of any dividends of cash or property. Except upon the affirmative vote of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class, in any stock dividend, stock split or other distributions of shares of stock or other securities of our company:

•  the shares of Class A common stock and Class B common stock must be treated equally, and

•  stock dividends on Class A common stock must be of shares of Class A common stock and must be accompanied by a proportionate distribution of Class B common stock to holders of Class B common stock.

Our ability to pay dividends is restricted by our $460 million and $150 million credit facilities. See “Description of certain indebtedness.”

Conversion

Each share of Class B common stock is convertible at the option of the holder thereof into one share of Class A common stock. Class A common stock is not convertible into Class B common stock.

Transferability

Our Class A common stock contains no restrictions on transfers of shares of such class. Under the terms of our Class B common stock, shares of such class may be transferred at any time to our company, to another holder of Class B common stock or to certain relatives or affiliates of the transferee. Other transfers of Class B common stock result in automatic conversion of the transferred shares of Class B common stock into an equal number of shares of Class A common stock.

Other terms

Holders of Class A common stock and Class B common stock have no preemptive or other rights to subscribe for additional shares of our stock. Upon liquidation, dissolution or winding up our company, each share of our Class A common stock and Class B common stock will share equally in assets legally available for distribution to shareholders.

Listings

Our shares of Class A common stock are listed on The New York Stock Exchange, Inc. and The Pacific Stock Exchange.

Preferred stock

We are authorized to issue preferred stock from time to time in one or more series. Our board of directors may determine the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, redemption provisions (including sinking fund provisions, if any), and liquidation preferences of any series, and may fix the number of shares of any such series without any further vote or action of our stockholders.

Delaware anti-takeover law

Section 203 of the Delaware General Corporation Law prohibits certain business combination transactions between a Delaware corporation and any “interested stockholder” owning 15% or more of the corporation’s outstanding voting stock for a period of three years after the date on which the stockholder became an interested stockholder, unless:

•  the board of directors approves, prior to the date, either the proposed business combination or the proposed acquisition of stock which resulted in the stockholder becoming an interested stockholder;

•  upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owned at least 85% of the shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans; or

•  on or subsequent to the date on which the stockholder became an interested stockholder, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholders’ meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation’s voting stock other than shares held by the interested stockholder.

Under Delaware law, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder.

Transfer agent and registrar

The transfer agent and registrar of our Class A common stock is Computershare Investor Services LLC.

Certain United States federal income tax considerations

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the shares of Class A common stock into which the notes may be converted. Except where noted, this summary deals only with notes and shares of Class A common stock held as capital assets.

This summary does not deal with special situations. For example, this summary does not address:

•  tax consequences to holders who may be subject to special tax treatment, such as individuals, dealers in securities or currencies, financial institutions, tax-exempt entities, partnerships, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or insurance companies;

•  tax consequences to persons holding notes or shares of common stock as part of a hedging, integrated, conversion transaction or a straddle, or persons deemed to sell the notes or common stock under the constructive sale provisions of the Internal Revenue Code;

•  tax consequences to U.S. holders of notes or shares of common stock whose “functional currency” is not the U.S. dollar; or

•  alternative minimum tax consequences, if any.

This summary also does not address any state, local or foreign tax consequences.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

If you are considering the purchase of notes, you are urged to consult your own tax advisors concerning the U.S. federal income and estate tax consequences to you and any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Consequences to U.S. holders

The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a U.S. holder of the notes or our Class A common stock. For purposes of this summary, “U.S. holder” means a beneficial owner of a note or a share of Class A common stock for U.S. federal income tax purposes that is:

•  a corporation created or organized in or under the laws of the U.S. or any political subdivision of the U.S.; or

•  any other person subject to U.S. net income taxation in respect of an investment in notes or shares.

Registration of the notes

Registration of the notes pursuant to this registration statement will not be a taxable event for U.S. federal income tax purposes. As a result, your tax basis in and holding period for the registered notes will be the same as your tax basis in and holding period for your unregistered notes.

Interest on the notes

Payments of stated interest on the notes will be subject to U.S. federal income taxation as ordinary income at the time such payments accrue or are received, in accordance with your method of accounting for tax purposes.

Premium

If you purchase a note at a cost greater than the note’s remaining redemption amount, you will be considered to have purchased the note at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the note. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service (“IRS”). If you elect to amortize the premium, you will be required to reduce your tax basis in the note by the amount of the premium amortized during your holding period. If you do not elect to amortize premium, the amount of premium will be included in your tax basis in the note. Therefore, if you do not elect to amortize premium and you hold the note to maturity, you generally will be required to treat the premium as capital loss when the note matures.

Market Discount

If you purchase a note at a price that is lower than the note’s remaining redemption amount by an amount equal to 0.25% or more of the remaining redemption amount (or adjusted issue price) multiplied by the number of remaining whole years to maturity, the note will be considered to bear “market discount” in your hands. In this case, any gain that you realize on the disposition of the note generally will be treated as ordinary income to the extent of the market discount that accrued on the note during your holding period. In addition, you may be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or maintained to purchase or carry the note. In general, market discount will be treated as accruing ratably over the term of the note, or, at your election, under a constant yield method.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the note as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the IRS.

Sale, exchange, redemption or other disposition of the notes

Except as provided below under “Conversion of the notes,” you will generally recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of a note equal to the difference between the amount realized upon the sale, exchange, redemption or other taxable disposition (except to the extent of any accrued but unpaid interest, which is required to be treated as such) and your adjusted tax basis in the note. Initially, your tax basis in a note generally will equal the cost of the note to you. Your basis will increase by any amounts that you elected to include in income under the rules governing market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the note. Except as described above under “Market Discount,” gain or loss realized by a U.S. holder generally will be long-term capital gain or loss if, at the time of the disposition, the notes have been held for more than one year. Long-term capital gains recognized by certain non-corporate U.S. holders generally will be subject to a reduced tax rate. The deductibility of net capital losses is subject to limitations.

Conversion of the notes

If you convert your notes into a combination of cash and stock, it is likely that the conversion will be treated as a recapitalization. Under such treatment, you will realize gain, but not loss, equal to the excess, if any, of the fair market value of the Class A common stock and cash received (except to the extent of amounts received with respect to accrued but unpaid interest, which will be treated as such, and cash received in lieu of a fractional share) over your adjusted tax basis in the note (other than basis that is allocable to a fractional share), but in no event will the amount recognized exceed the amount of such cash received. Any such gain generally will be capital gain, but should be treated as ordinary income to the extent described above under “Market Discount.” To the extent the amount of accrued market discount, as described above under “Market Discount,” exceeds the amount of recognized gain, the stock received in the conversion will be treated as bearing market discount equal to the excess. You will recognize gain or loss on the receipt of cash in lieu of a fractional share in an amount equal to the difference between the amount of cash you receive in respect of the fractional share and the portion of your adjusted tax basis in the note that is allocable to the fractional share, except to the extent of the accrued market discount, if any, attributable to such fractional shares. The tax basis of the shares of Class A common stock received upon a conversion, other than any shares of Class A common stock received with respect to accrued but unpaid interest, will equal the adjusted tax basis of the note that was converted (excluding the portion of the tax basis that is allocable to any fractional share), reduced by the amount of any cash received (other than cash received in lieu of a fractional share) and increased by the amount of gain, if any, recognized (other than with respect to a fractional share or cash received with respect to accrued but unpaid interest). Your holding period for these shares of Class A common stock will include the period during which you held the notes. The tax basis of any shares of Class A common stock received with respect to accrued but unpaid interest upon conversion will equal the then-current fair market value of that Class A common stock. Your holding period for these shares of Class A common stock will commence on the day after receipt.

Alternatively there is a possibility that the conversion could be treated as a partial taxable sale of the note and a partial tax-free conversion of the note. You should consult your tax advisor regarding the U.S. federal income tax consequences to you of the receipt of both cash and Class A common stock upon conversion of a note.

If you receive solely cash in exchange for your notes upon conversion, your gain or loss will be determined in the same manner as if you disposed of the note in a taxable disposition (as described above under “Sale, exchange, redemption or other disposition of the notes”).

Constructive dividend

The conversion rate of the notes will be adjusted in certain circumstances. Adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you. Any deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the earnings and profits rules under the Code. In particular, if we pay a cash dividend on our Class A common stock in an amount in excess of the Initial Dividend Threshold, the conversion rate will be increased, in which case, to the extent of our current and accumulated earnings and profits, you will be deemed to have received a taxable dividend subject to U.S. federal income tax without the receipt of any cash. In addition, if the conversion rate is increased at our discretion or in certain other circumstances (including in connection with the payment of additional shares in connection with a make-whole fundamental change), such increase may result in a deemed payment of a taxable dividend to holders of the notes to the extent of our current and accumulated earnings and profits, notwithstanding the fact that the holders do not receive a cash payment. Investors should not expect a constructive dividend to be eligible for the dividends received deduction. Generally, your tax basis in the notes will be increased to the extent of any such constructive distribution treated as a dividend.

Dividends on common stock

In general, if you hold our Class A common stock, you will be required to include in gross income as ordinary income the amount of any distributions paid on our Class A common stock to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce your tax basis in the Class A common stock and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of the common stock.

Sale of common stock

You will recognize capital gain or loss on the sale or other disposition of our Class A common stock received upon the conversion of a note, except to the extent described under “Market Discount” and “Conversion of the notes.” This capital gain or loss will equal the difference between the amount realized and your tax basis in the Class A common stock. Your basis in Class A common stock received upon a conversion will be determined as described under “Conversion of the notes” above. Capital gain of a non-corporate U.S. holder is eligible to be taxed at reduced rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

Information reporting and backup withholding

If you receive payments of interest on the notes, payments of dividends on our Class A common stock, or proceeds of the sale or other disposition of the notes or Class A common stock, such payments may be subject to information reporting and may be subject to U.S. federal backup withholding if you fail to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

Consequences to non-U.S. holders

The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a non-U.S. holder of the notes. For purposes of this discussion, a “non-U.S. holder”

means a holder of notes that is not a U.S. holder. A non-U.S. investor for whom income on the note would be effectively connected with the conduct of a trade or business in the United States generally will be subject to taxation on such income as described above under “Consequences to U.S. holders” above.

Interest on the notes

In general, you will not be subject to the 30% U.S. federal withholding tax with respect to payments of interest on the notes, provided that:

•  you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•  you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person” within the meaning of the Code; and

•  you provide your name and address and certify, under penalties of perjury, that you are not a U.S. person, which certification may be made on an Internal Revenue Service Form W-8BEN or successor form, or that you hold your notes through certain intermediaries and you and the intermediaries satisfy the certification requirements of applicable Treasury Regulations.

Dividends

In general, dividends, if any, received by you with respect to our Class A common stock, and any deemed dividends resulting from certain adjustments, or failures to make certain adjustments, to the conversion price of the notes, as discussed in “Consequences to U.S. holders—Constructive dividend” above, will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable U.S. income tax treaty. Because a constructive dividend deemed received by you would not give rise to any cash from which any applicable withholding tax could be satisfied, any such withholding tax might be set off against cash payments of interest payable on the notes, shares of Class A common stock or cash payable upon conversion, or proceeds from a sale subsequently paid or credited to you.

In order to claim the benefit of a U.S. income tax treaty, you must provide a properly executed Internal Revenue Service Form W-8BEN, or such successor form as the IRS designates, prior to the payment of dividends. These forms must be periodically updated. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, exchange, redemption or other disposition of the notes or common stock

In general, you will not be subject to U.S. federal income tax on gain realized on the sale, exchange, redemption or other taxable disposition of the notes or shares of our Class A common stock received therefor or on conversion of the notes into Class A common stock and cash (except to the extent attributable to accrued but unpaid interest, as discussed above), unless we are or have been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever is shorter. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

Backup withholding and information reporting

Unless you are an exempt recipient such as a corporation, information returns will be filed with the IRS in connection with payments on the notes, dividends on our Class A common stock and the proceeds from a sale or other disposition of the notes or our Class A common stock. You may be subject to U.S. backup withholding on these payments if you fail to comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

Selling securityholders

The notes were originally issued by us and sold to J.P. Morgan Securities Inc., Banc of America Securities LLC, LaSalle Financial Services, Inc., Daiwa Securities America Inc., Mitsubishi UFJ Securities International plc, HSBC Securities (USA) Inc., Greenwich Capital Markets, Inc. and Scotia Capital (USA) Inc. (the “Initial Purchasers”) and resold by the Initial Purchasers in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchasers to be “qualified institutional buyers” as defined by Rule 144A under the Securities Act. The selling securityholders, including their transferees, pledgees, donees, assignees or successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and the shares of Class A common stock issued upon conversion of the notes.

Selling securityholders may be deemed to be “underwriters” as defined in the Securities Act. Any profits realized by the selling securityholders may be deemed to be underwriting commissions.

The table below sets forth the name of each selling securityholder, the principal amount of notes that each selling securityholder owns and may offer pursuant to this prospectus and the numbers of shares of Class A common stock into which those notes are convertible. Unless set forth below, to the best of our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of our outstanding Class A common stock.

We have prepared the table below based on information received from the selling securityholders on or prior to June 2, 2006. However, any or all of the notes or shares of Class A common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of notes or number of shares of Class A common stock that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information in the table is presented.

Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements to this prospectus. From time to time, additional information concerning ownership of the notes and shares of Class A common stock may rest with certain holders of the notes not named in the table below and of whom we are unaware.

Name	Aggregate Principal Amount of Notes That Are Owned and May Be Sold	Percentage of Notes Outstanding	Number of Shares of Class A Common Stock That May Be Sold(1)	Percentage of Class A Common Stock Outstanding(2)
Argent Classic Convertible Arbitrage Fund Ltd.	6,000,000	3.33%	134,771	*
Argent LowLev Convertible Arbitrage Fund II, LLC	90,000	*	2,022	*
Argent LowLev Convertible Arbitrage Fund, LLC	510,000	*	11,456	*
Aristeia International Limited	5,280,000	2.93%	118,598	*
Aristeia Partners LP	720,000	*	16,172	*
Black Diamond Offshore, Ltd.	1,129,000	*	25,359	*
Citadel Equity Fund Ltd(4)	14,000,000	7.78%	314,465	1.18%
Class C Trading Company, Ltd.	590,000	*	13,252	*
D.E. Shaw Valence Portfolios, L.L.C.(4)	5,000,000	2.78%	112,309	*
DBAG London(4)	24,124,000	13.40%	541,868	2.01%
Deutsche Bank Securities(3)	6,000,000	3.33%	134,771	*
Double Black Diamond Offshore LDC	6,871,000	3.82%	154,335	*
HBMC LLC	6,000,000	3.33%	134,771	*
HFR CA Global Select Master Trust Account	550,000	*	12,354	*
HIGHBRIDGE INT’L LLC	19,000,000	10.56%	426,774	1.59%
KBC Financial Products USA Inc.(3)	1,000,000	*	22,462	*
Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent	1,260,000	*	28,302	*
Mackay Shields LLC as Sub-Advisor to New York Life Insurance Co. Post 82(4)	3,390,000	1.88%	76,146	*
Mackay Shields LLC as Sub-Advisor to New York Life Insurance Co. Pre 82	1,510,000	*	33,917	*
Nomura Securities International(3)	5,000,000	2.78%	112,309	*
Polygon Global Opportunities Master Fund	12,000,000	6.67%	269,542	1.01%
Topaz Fund(4)	10,000,000	5.56%	224,618	*
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage II Master Limited	58,000	*	1,303	*
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Limited	342,000	*	7,682	*
Vicis Capital Master Fund	7,000,000	3.89%	157,233	*
Xavex Convertible Arbitrage 2 Fund	30,000	*	674	*
All other holders of notes or future transferees, pledges or successors of any holders(5)(6)	42,546,000	23.64%	955,660	3.49%

Total	180,000,000	100.00%	4,043,124	13.27%

* Less than one percent (1%).

(1) Assumes conversion of all of the holder’s notes at a conversion rate of 22.4618 shares of Class A common stock per $1,000 principal amount of notes. This conversion rate is subject to adjustment, however, as described under “Description of the Notes—Conversion Rights.” As a result, the number of shares of Class A common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act, using 26,433,825 shares of Class A common stock outstanding as of May 30, 2006. In calculating this amount for each holder, we treated as outstanding the number of shares of Class A common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

(3) This selling securityholder is a broker-dealer.

(4) This selling securityholder is an affiliate of a broker-dealer.

(5) Information about other selling securityholders will be set forth in prospectus supplements, if required.

(6) Assumes that any other holders of notes, or any future pledgees, donees, assignees, transferees or successors of or from any other holders of notes, do not beneficially own any shares of Class A common stock other than the Class A common stock issuable upon conversion of the notes at the initial conversion rate.

Plan of distribution

The notes and the underlying Class A common stock may be sold from time to time to purchasers directly by the selling securityholders and through underwriters, brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying Class A common stock. These discounts, concessions or commissions as to any particular underwriter, broker, dealer or agent may be in excess of those customary in the types of transactions involved.

The notes and the Class A common stock may be sold from time to time in one or more transactions at:

•  fixed prices;

•  prevailing market prices at the time of sale;

•  varying prices determined at the time of sale; or

•  negotiated prices.

These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the notes or shares of Class A common stock offered by them hereby will be the purchase price of the notes or shares of Class A common stock less discounts and commissions, if any.

The sales described in the preceding paragraph may be effected in transactions:

•  on any national securities exchange or quotation service on which the notes and Class A common stock may be listed or quoted at the time of sale;

•  in the over-the-counter market;

•  in transactions otherwise than on those exchanges or services or in the over-the-counter market; or

•  through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the notes and the underlying Class A common stock or otherwise, the selling securityholders may enter into hedging transactions with brokers, dealers or other financial institutions. These brokers, dealers or other financial institutions may in turn engage in short sales of the notes and the underlying Class A common stock in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying Class A common stock short and deliver notes and the underlying Class A common stock to close out short positions, or loan or pledge notes and the underlying Class A common stock to brokers or dealers that, in turn, may sell the notes and the underlying Class A common stock. To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker, dealer or agent regarding the sale of the notes and the underlying Class A common stock by the selling securityholders.

Selling securityholders may decide not to sell any of the notes or the shares of Class A common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the notes and the shares of Class A common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. Securities covered by this prospectus may also be sold to non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act rather than pursuant to this prospectus.

The Company’s Class A common stock is quoted on the New York Stock Exchange, Inc. under the symbol “AIN.”

The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the notes or the shares of Class A common stock may be deemed to be “underwriters” within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the notes or the shares of Class A common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying Class A common stock by the selling securityholders.

The notes were issued and sold in March 2006 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchasers to be “qualified institutional buyers,” as defined by Rule 144A under the Securities Act. We have agreed to indemnify each selling securityholder (including the Initial Purchasers), and each selling securityholder’s directors, officers, employees, affiliates, representatives, agents and each person, if any, who controls that selling securityholder within the meaning of either the Securities Act or the Exchange Act, against, or contribute to payments that may be required because of, specified liabilities arising under the Securities Act, the Exchange Act or other applicable law. Each selling securityholder (including the Initial Purchasers) has agreed to indemnify us, and our directors, officers, employees, affiliates, representatives, agents and each person, if any, who controls us within the meaning of either the Securities Act or the Exchange Act, against, or contribute to payments that may be required because of, specified liabilities arising under the Securities Act, the Exchange Act or other applicable law.

The selling securityholders and any other person participating in a distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying shares of Class A common stock by the selling securityholders and any such other person. In addition, Regulation M under the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying shares of Class A common stock to engage in market-making activities with respect to the particular notes and the underlying shares of Class A common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the notes and the underlying shares of Class A common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying shares of Class A common stock.

Subject to certain rights to suspend use of the shelf registration statement, we will use reasonable efforts to keep the registration statement of which this prospectus is a part continuously effective until the earlier of (i) the second anniversary of the date of the original issuance of the notes and (ii) such time as all of the notes and the Class A common stock issuable upon conversion thereof cease to be outstanding or (A) have been sold or otherwise transferred pursuant to an effective registration statement, (B) have been sold pursuant to Rule 144 under circumstances in which any legend borne by the notes or Class A common stock relating to restrictions on transferability thereof is removed or (C) are eligible to be sold pursuant to Rule 144(k) or any successor provision (assuming such notes are not then owned, and were not previously owned, by an affiliate of ours).

We are permitted to suspend the effectiveness of the shelf registration statement or the use of the prospectus that is part of the shelf registration statement during specified periods (not to exceed 120 days in the aggregate in any 12 month period) in certain circumstances, including circumstances relating to pending corporate developments. We need not specify the nature of the event giving rise to a suspension in any notice to holders of the notes of the existence of a suspension.

Prior to the private placement, there was no trading market for the notes. Although the broker dealers that acted as initial purchasers when the notes were originally issued advised us that they intended to make a market in the notes, they are not obligated to do so and may discontinue market-making activities at any time without notice. In addition, their market-making activities will be subject to limits imposed by the Securities Act and the Exchange Act and may be limited during the pendency of this shelf registration statement. Although the notes issued in the initial placement are eligible for trading on the PORTAL Market, notes sold using this prospectus will no longer be eligible for trading in the PORTAL system. We have not listed, and do not intend to list, the notes on any securities exchange or automated quotation system. We cannot assure you that any market for the notes will develop or be sustained. If an active market is not developed or sustained, the market price and liquidity of the notes may be adversely affected.

The aggregate proceeds to the selling securityholders from the sale of the notes or the underlying Class A common stock offered by them will be the purchase price of the notes or the underlying Class A common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of the notes or the underlying Class A common stock to be made directly or through agents. We will not receive any of the proceeds of the sale of the notes and the underlying Class A common stock offered by this prospectus.

In order to comply with the securities laws of some states, if applicable, the notes and the underlying Class A common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and the underlying Class A common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

At the time a particular offering of the notes or the underlying Class A common stock is made and to the extent required, the specific notes or the underlying Class A common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

We have agreed to pay substantially all of the expenses incidental to the registration of the notes and the underlying Class A common stock other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

Legal matters

The validity of the notes offered hereby and the shares of Class A common stock issuable upon conversion of the notes has been passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

Experts

The financial statements incorporated in this prospectus by reference to our Current Report on Form 8-K dated May 31, 2006 and the financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Available information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s website at http:// www.sec.gov. In addition, you may inspect our SEC filings at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Incorporation of certain documents by reference

We have elected to incorporate by reference information into this prospectus. By incorporating by reference, we can disclose important information to you by referring to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except as described in the following sentence. Any statement in this prospectus or in any document which is incorporated or deemed to be incorporated by reference in this prospectus will be deemed to have been modified or superseded to the extent that a statement contained in this prospectus or any document that we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed to be a part of this prospectus except as so modified or superseded.

This prospectus incorporates by reference the following documents that we have previously filed with the SEC:

•  our annual report on Form 10-K for the year ended December 31, 2005;

•  our quarterly report on Form 10-Q for the three months ended March 31, 2006;

•  our current report on Form 8-K filed May 31, 2006; and

•  our definitive proxy statement on Schedule 14A filed on March 3, 2006.

We are also incorporating by reference all other documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering, unless otherwise specified in the relevant document.

Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K.

To receive a copy of any of the documents incorporated by reference in this prospectus, or a copy of the indenture, the registration rights agreement or the form of certificate evidencing the notes, call or write us at Albany International Corp., 1373 Broadway, Albany, New York 12204, Attention: Investor Relations Department, telephone number (518) 445-2284.

The information relating to us contained in this prospectus is not complete and should be read together with the information contained in the documents incorporated and deemed to be incorporated by reference in this prospectus.

Part II

Information not required in prospectus

Item 14. other expenses of issuance and distribution.

We are paying all of the selling securityholders’ expenses related to this offering, except that the selling securityholders will pay any applicable underwriting and broker’s commissions and expenses. The following table sets forth the approximate amount of fees and expenses payable by us in connection with this registration statement and the distribution of the notes and shares of Class A common stock registered hereby. All of the amounts shown are estimates except the SEC registration fee.

SEC Registration Fee	$19,260
Accounting Fees and Expenses	225,000
Legal Fees and Expenses	665,000
Printing and Engraving Expenses	50,000
NYSE Listing Fee	38,000
Miscellaneous	38,000
Total	$1,035,260

Item 15. indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Section 102(b)(7) of the Delaware General Corporation Law, as amended, permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to unlawful payment of dividends and unlawful stock purchase and redemption), or (iv) for any transaction from which the director derived an improper personal benefit.

Article V of our Certificate of Incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law, none of our directors shall be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director.

Article IV of our By-Laws permits us to indemnify any person to the full extent of the law, and requires that we indemnify each person serving as a director or officer of our company or of another corporation, partnership, joint venture, trust or any other enterprise at our request in connection with any action, suit or proceeding brought against such person by reason of his or her status as a director, officer, employee or agent of our company or such an enterprise, against costs, expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if (i) such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, (ii) such person did not personally gain, as a result of the acts or omissions to which such action, suit or proceeding relates, a financial profit or other financial advantage to which such person was not legally entitled and, (iii) with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.

We have purchased directors’ and officers’ liability insurance covering certain liabilities incurred by directors and officers in connection with the performance of their duties.

On April 11, 2006, we entered into indemnification agreements with each of our directors. As part of the indemnification agreements, we agreed to indemnify each director from and against any and all costs, fees and disbursements, and except in proceedings by or in the right of us, any and all judgments, fines and amounts paid in settlement reasonably incurred in connection with any action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, hearing or other proceeding, upon determination that such indemnification was warranted. The director in question may request that such determination be made by either a majority of our directors who are not party to such proceeding, independent counsel who is unaffiliated with the Company and the director, or arbitration. The director is entitled to indemnification if the relevant determining party determines that the director acted in good faith and in a manner believed to be in, or not opposed to, our best interests, with respect to any criminal proceeding, had no reasonable cause to believe that his/her conduct was unlawful, and with respect to costs, fees or disbursements, the director was not convicted or found liable as to such claim, issue or matter and such costs, fees or disbursements were actually and reasonably incurred.

The foregoing summaries are necessarily subject to the complete text of the DGCL, our Certificate of Incorporation, our By-Laws and the relevant indemnification agreements, and are qualified in their entirety by reference thereto.

Item 16. exhibits.

The following is a list of all exhibits filed as a part of this registration statement on Form S-3, including those incorporated in this registration statement by reference.

Exhibit Number	Description of Document
4.1	Specimen Stock Certificate for Class A Common Stock (previously filed as an Exhibit to the Company’s Registration Statement on Form S-1, No. 33-16254, as amended, declared effective by the Securities and Exchange Commission on September 30, 1987, which previously filed Exhibit is incorporated by reference herein).

4.2	Indenture, dated as of March 13, 2006, between the Company and JPMorgan Chase Bank, N.A. (previously filed as an Exhibit to the Company’s Current Report on Form 8-K dated March 15, 2006, which previously filed Exhibit is incorporated by reference herein).

4.3	Form of 2.25% convertible senior note due 2026 (previously filed as an Exhibit to the Company’s Current Report on Form 8-K dated March 15, 2006, which previously filed Exhibit is incorporated by reference herein).

4.4	Registration Rights Agreement, dated as of March 13, 2006, between J.P. Morgan Securities Inc., Banc of America Securities LLC, other initial purchasers and the Company (previously filed as an Exhibit to the Company’s Current Report on Form 8-K dated March 15, 2006, which previously filed Exhibit is incorporated by reference herein).

5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP (filed herewith).

12.1	Statement of Computation of Ratio of Earnings to Fixed Charges (filed herewith).

23.1	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1).

23.2	Consent of PricewaterhouseCoopers LLP (filed herewith).

24.1	Power of Attorney (included on signature page).

25.1	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of JPMorgan Chase Bank, N.A. as Trustee under the Indenture (filed herewith).

Item 17. undertakings.

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by a registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(e) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the registrant or used or referred to by the registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about an undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by an undersigned registrant to the purchaser.

(f) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, office or controlling person in connection with the securities being registered, that the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Albany, State of New York on June 5, 2006.

ALBANY INTERNATIONAL CORP.

By:	/s/ Michael C. Nahl
	Name:	Michael C. Nahl
	Title:	Executive Vice President & Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Joseph G. Morone
Name: Joseph G. Morone
Title: President & Chief Executive Officer
June 5, 2006

/s/ Michael C. Nahl
Name: Michael C. Nahl
Title: Executive Vice President & Chief Financial Officer
June 5, 2006

/s/ Richard A. Carlstrom
Name: Richard A. Carlstrom
Title: Vice President—Controller
June 5, 2006

Powers of attorney

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors and officers of Albany International Corp., a Delaware corporation (“the Registrant”), hereby constitutes and appoints Joseph G. Morone, Michael C. Nahl, Richard A. Carlstrom, Thomas H. Hagoort, David C. Michaels, Charles J. Silva Jr. and Christopher J. Connally, and each of them with full power to act without the others, his or her true and lawful attorneys-in-fact and agents, with full and several power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-3 and to sign any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all documents in connection therewith, with power where appropriate to affix the corporate seal of the Registrant thereto and to attest said seal, with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

The appointment of any attorney-in-fact and agent hereunder shall automatically terminate at such time as such attorney-in-fact and agent ceases to be an officer of the Registrant. Any of the undersigned may terminate the appointment of any of his or her attorneys-in-fact and agents hereunder by delivering written notice thereof to the Registrant.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on June 5, 2006.

/s/ Frank R. Schmeler Frank R. Schmeler Chairman of the Board and Director	/s/ Joseph G. Morone Joseph G. Morone President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ Michael C. Nahl Michael C. Nahl Executive Vice President and Chief Financial Officer (Principal Financial Officer)	/s/ Richard A. Carlstrom Richard A. Carlstrom Vice President—Controller (Principal Accounting Officer)

/s/ Thomas R. Beecher, Jr. Thomas R. Beecher, Jr. Director	/s/ Erland E. Kailbourne Erland E. Kailbourne Director

/s/ Christine L. Standish Christine L. Standish Director	/s/ Juhani Pakkala Juhani Pakkala Director

/s/ John C. Standish John C. Standish Director	/s/ Paula H. J. Cholmondeley Paula H. J. Cholmondeley Director

/s/ John F. Cassidy, Jr. John F. Cassidy, Jr. Director

Exhibit Number	Description of Document
4.1	Specimen Stock Certificate for Class A Common Stock (previously filed as an Exhibit to the Company’s Registration Statement on Form S-1, No. 33-16254, as amended, declared effective by the Securities and Exchange Commission on September 30, 1987, which previously filed Exhibit is incorporated by reference herein).

4.2	Indenture, dated as of March 13, 2006, between the Company and JPMorgan Chase Bank, N.A. (previously filed as an Exhibit to the Company’s Current Report on Form 8-K dated March 15, 2006, which previously filed Exhibit is incorporated by reference herein).

4.3	Form of 2.25% convertible senior note due 2026 (previously filed as an Exhibit to the Company’s Current Report on Form 8-K dated March 15, 2006, which previously filed Exhibit is incorporated by reference herein).

4.4	Registration Rights Agreement, dated as of March 13, 2006, between J.P. Morgan Securities Inc., Banc of America Securities LLC, other initial purchasers and the Company (previously filed as an Exhibit to the Company’s Current Report on Form 8-K dated March 15, 2006, which previously filed Exhibit is incorporated by reference herein).

5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP (filed herewith).

12.1	Statement of Computation of Ratio of Earnings to Fixed Charges (filed herewith).

23.1	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1).

23.2	Consent of PricewaterhouseCoopers LLP (filed herewith).

24.1	Power of Attorney (included on signature page).

25.1	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of JPMorgan Chase Bank, N.A. as Trustee under the Indenture (filed herewith).